================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 January 4, 2005

                                Avecia Group plc
                                 ---------------
                 (Translation of registrant's name into English)


                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                     England
                                 ---------------
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F [X] Form 40-F [ ]

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)

     (Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)



Enclosures:

1. Notice Relating to Offer to Purchase for Cash Outstanding 11% Senior Notes Due July 1, 2009 of Avecia Group plc, dated January 4, 2005

2.  Offer to Purchase and Consent Solicitation Statement, dated January 4, 2005


================================================================================

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The offer described below is made only pursuant to the Offer Document (as defined below) in those jurisdictions where the securities or other laws require the offer to be made on behalf of the Company (as defined below) by the dealer manager or one or more brokers or dealers licensed or registered under the laws of such jurisdiction. Holders of Notes (as defined below) should seek advice from an independent financial adviser as to whether they should tender Notes.

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            NOTICE RELATING TO OFFER TO PURCHASE FOR CASH OUTSTANDING

                        11% Senior Notes due July 1, 2009

                                       of

                                AVECIA GROUP plc

     REG S NOTES (CUSIP G9894BAA6 AND ISIN USG9894BAA64), 144A NOTES (CUSIP 988788AA3 AND COMMON CODE 9875069) REGISTERED NOTES (CUSIP 05354RAA9,
                   ISIN US05354RAA95, COMMON CODE 010588502)

JANUARY 4, 2005 - Avecia Group plc (the "Company"), today announced that it has commenced a cash tender offer and solicitation of related consents (together, the "Offer") relating to the Company's outstanding 11% Senior Notes due July 1, 2009 (the "Notes").

Concurrently with the offer to purchase the Notes, the Company is soliciting consents (the "Consents") from holders of the Notes to amendments to the indenture governing the Notes (the "Indenture") that will eliminate or modify certain restrictive covenants and add certain provisions which would waive the applicability of certain restrictive covenants in the Notes and the related Indenture with respect to the sale of the Company's NeoResins business (the "Proposed Amendments").

If the Offer is completed, the "Clearing Price" that will be paid to the holders for the Notes will be the highest price offered for the Notes and accepted by the Company in a Modified Dutch Auction procedure (provided that such price is not greater than US$990.00 per US$1,000.00 principal amount of the Notes (the "Maximum Offer Price") nor less than US$861.00 per US$1,000.00 principal amount of the Notes (the "Minimum Offer Price")), plus accrued and unpaid interest. The Company expects to have US$459,000,000 (the "Maximum Amount") available to fund the purchase of the Notes and make the Consent Payments (as defined below) and therefore will accept for purchase less than all of the outstanding Notes. After the Consent Payment Deadline (as defined below), the Company will calculate the total aggregate amount of Consent Payments (the "Aggregate Consent Payments") owed to holders who validly tender and who do not validly withdraw their Notes, whether or not such Notes are accepted for purchase. The difference between the Maximum Amount and the Aggregate Consent Payments (such difference being the "Available Tender Amount") will be the aggregate amount used by the Company to pay the Clearing Price.

Not included in the Clearing Price is an amount equal to US$10.00 per US$1,000.00 principal amount of Notes (the "Consent Payment") that will be paid to all holders of Notes who validly tender and do not validly withdraw their Notes and deliver Consents to the Proposed Amendments prior to the Consent Payment Deadline, regardless of whether such tendered Notes are accepted for purchase pursuant to the terms of the Offer. If the Offer is completed, only the "Clearing Price" will be paid for Notes tendered after the Consent Payment Deadline and prior to the Expiration Time (as defined below). Accrued and unpaid interest on any Notes validly tendered and accepted for payment will be paid up to but excluding the settlement date.

In the event that the aggregate principal amount of Notes validly tendered and not withdrawn prior to the Expiration Time (whether tendered prior or subsequent to the Consent Payment Deadline) is greater than the Available Tender Amount, the Company will accept Notes for payment on a pro rata basis from among certain tendered Notes pursuant to the Offer Document (in each case, with appropriate adjustments to avoid purchases of Notes in principal amounts other than integral multiples of US$1,000.00).

The time by which holders of Notes must tender their Notes in order to be eligible to receive the Clearing Price and the Consent Payment (together, the "Total Consideration") is prior to 5:00 p.m. New York time, on January 18, 2005, unless extended (such time and date as the same may be extended, the "Consent Payment Deadline"). Holders of Notes who desire to receive the Total Consideration must validly consent to the Proposed Amendments by validly tendering their Notes in accordance with the requirements of the Depository Trust Company, on or prior to the Consent Payment Deadline and must have such tendered Notes accepted for purchase pursuant to the terms of the Offer. Holders who tender their Notes after the Consent Payment Deadline will be eligible to receive only the Clearing Price.

The Offer expires at 5:00 p.m., New York time, on February 1, 2005 (such time and date as the same may be extended, the "Expiration Time"), unless extended or earlier terminated by the Company by press release or notice to the Tender Agent in the manner provided in the Offer to Purchase and Consent Solicitation Statement dated as of January 4, 2005 (the "Offer Document"). If the Offer is consummated, the settlement date will be on a date promptly after the acceptance by the Company of tendered Notes. The Company expects the settlement date (subject to any extension thereof) to be February 4, 2005.

Notes tendered on or prior to the Consent Payment Deadline may be withdrawn at any time prior to the Consent Payment Deadline. Notes tendered after the Consent Payment Deadline may not be withdrawn. However, tenders of Notes may be withdrawn if the Offer is terminated without any Notes being purchased thereunder or as otherwise provided in the Offer Document. A valid withdrawal of tendered Notes constitutes the withdrawal of the related Consents. Acceptance and purchase of Notes tendered pursuant to the Offer is conditioned upon (i) the valid tender of Notes and delivery of related Consents by holders of not less than a majority in aggregate principal amount of the outstanding Notes not subject to any right of withdrawal, (ii) consummation of the sale of the Company's NeoResins business (as described in the Offer Document) and (iii) certain general conditions (as defined in the Offer Document). The Company reserves the right to amend or waive the terms of the Offer.

The Offer is being made solely pursuant to the Offer Document which, among other things, (a) more fully sets forth and governs the terms and conditions of the Offer, (b) contains additional information about the terms of the Offer, (c) sets forth how to tender Notes and deliver Consents and (d) contains the conditions to the Offer. The Offer Document contains important information that should be read carefully before any decision is made with respect to the Offer. In deciding whether to participate in the Offer, each holder should carefully consider the factors set forth under "Risks to Non-Tendering Holders" and "Risks to Tendering Holders" in the Offer Document.

Goldman, Sachs & Co. is acting as the exclusive dealer manager for the Offer. The tender agent for the Offer is Bondholder Services Corporation and the Luxembourg tender agent for the Offer is Kredietbank S.A. Luxembourgeoise (together, the "Tender Agents").

Copies of the Offer Document can be obtained (as well as information about the terms of the Offer, how to tender Notes and the conditions to the Offer) by contacting Goldman, Sachs & Co. at 85 Broad Street, New York, New York 10004,
Attn: Liability Management Group on (212) 357 3019. Copies of the Offer Document (as well as information about the terms of the Offer, how to tender Notes and the conditions to the Offer) may also be obtained from the Tender Agents, Global Bondholder Services Corporation, at 65 Broad Street - Suite 704, New York, New York 10006, Attn: Corporate Actions on (212) 430-3774 or Kredietbank S.A. Luxembourgeoise, at 43 Boulevard Royal, L-2955 Luxembourg, Attn: Cecilia Guichart, Corporate Trust and Agencies Department, +352 47 97 39 35.

This announcement does not constitute a recommendation regarding the Offer. Holders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES.

THIS COMMUNICATION IS ONLY FOR CIRCULATION TO HOLDERS OF THE NOTES AND TO OTHER PERSONS TO WHOM IT MAY LAWFULLY BE ISSUED IN ACCORDANCE WITH THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, ANY SUCH PERSON BEING A "RELEVANT PERSON". THIS COMMUNICATION MAY NOT BE ACTED UPON BY ANYONE WHO IS NOT A RELEVANT PERSON.


--------------------------------------------------------------------------------

THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of this offer document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorized under the Financial Services and Markets Act 2000, or from another appropriately authorized independent financial advisor.

              OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT

                           Offer to Purchase for Cash
                                       by
                                AVECIA GROUP plc
                                     of its
                            11% Senior Notes Due 2009
                                       and
        Solicitation of Consents for Amendments to the Related Indenture

         Avecia Group plc (the "Company") hereby offers to purchase for cash (the "Tender Offer") its outstanding 11% Senior Notes due July 1, 2009 (the "Securities") upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation Statement (the "Offer to Purchase") and at a price designated by the holders of Securities (the "Holders") that is not greater than US$990.00 per US$1,000.00 principal amount of the Securities (the "Maximum Offer Price") nor less than US$861.00 per $1,000 principal amount of the Securities (the "Minimum Offer Price"), plus accrued and unpaid interest thereon. The Company expects to have US$459,000,000 (the "Maximum Amount") available to fund the purchase of the Securities (excluding accrued interest, if any) and make the Consent Payments (as defined below) and therefore will accept for purchase less than all of the outstanding Securities. Accordingly, Holders participating in the Tender Offer may be subject to pro-ration in certain cases described herein. After the Consent Payment Deadline (as defined below), the Company will calculate the total aggregate amount of Consent Payments (the "Aggregate Consent Payments") owed to the Holders who validly tender and who do not validly withdraw their Securities. The difference between the Maximum Amount and the Aggregate Consent Payments (such difference being the "Available Tender Amount") will be the aggregate amount used by the Company to pay the Clearing Price (as defined below).

         Under this Modified Dutch Auction procedure, the Company will accept Securities validly tendered (and not withdrawn prior to the Expiration Time (as defined below)) in the order of the lowest to the highest tender prices specified by tendering Holders within the price range, continuing until the Company has purchased Securities at an aggregate purchase price (excluding accrued interest, if any) equal to the Available Tender Amount. The Company will pay to each Holder whose offer is accepted the highest price offered for the Securities and accepted by the Company (the "Clearing Price") even if such Clearing Price is higher than the price specified by the tendering Holder to the Company. All offers of Securities below the Clearing Price will be accepted and all offers above the Clearing Price will be rejected. However, to the extent acceptance of all offers at the Clearing Price would cause the aggregate purchase price (excluding accrued interest, if any) to exceed the Available Tender Amount, the Company will allocate its acceptance of offers at the Clearing Price among all such offers on a pro rata basis. Holders may indicate the principal amount of Securities being tendered without specifying a price. If no offer price is specified, such Holders will be deemed to have tendered the Securities at the Minimum Offer Price and such tenders will be accepted first by the Company. Such Holders will receive the same Clearing Price paid to all other tendering Holders.

         In conjunction with the Tender Offer, and on the terms and conditions set forth in this Offer to Purchase, the Company is also soliciting (the "Solicitation") consents (the "Consents") to the adoption of proposed amendments (the "Amendments") to the indenture, dated June 30, 1999, governing the Securities (the "Indenture") and to the execution by the Company, the Guarantor (as defined in the Indenture) and The Bank of New York, the trustee under the Indenture (the "Trustee"), of a supplemental indenture effecting the Amendments (the "Supplemental Indenture"). A Holder validly tendering Securities pursuant to the Tender Offer will, by tendering such Securities, be deemed to have delivered its Consent to the Amendments with respect to those Securities. A Holder may not consent to the Amendments with respect to any Securities without tendering such Securities pursuant to the Tender Offer and may not revoke Consents with respect to any Securities without withdrawing from the Tender Offer the previously tendered Securities to which such Consents relate.

         Holders that validly tender and do not validly withdraw their Securities prior to the Consent Payment Deadline will, upon the terms and subject to the conditions set forth in this Offer to Purchase receive a consent payment (the "Consent Payment") of US$10.00 per US$1,000.00 principal amount of Securities tendered, whether or not such Securities are accepted for purchase. Holders that validly tender and do not validly withdraw their Securities prior to the Consent Payment Deadline and whose Securities are accepted for purchase will, upon the terms and subject to the conditions set forth in this Offer to Purchase, including the provisions with respect to pro-ration, receive the Clearing Price in addition to the Consent Payment. Holders that validly tender their Securities after the Consent Payment Deadline and prior to the Expiration Time (as defined below) and whose Securities are accepted for purchase will receive the Clearing Price, but will not receive the Consent Payment. Holders whose Securities are accepted for payment will receive accrued and unpaid interest on such purchased Securities to, but not including, the Settlement Date (as defined herein). No tenders will be valid if submitted after the Expiration Time. The Clearing Price and the Consent Payment together are defined herein as the "Total Consideration". The Tender Offer and the related Solicitation, as they may be amended from time to time, are referred to herein collectively as the "Offer."

                                     Principal
                                     Amount            CUSIP                            ISIN
Title of Security                    Outstanding       Number                           Number          Common Code
-----------------                    -----------       ------                           ------          -----------

                                                       G9894BAA6 (Reg S Notes)          USG9894BAA64    -
11% Senior Notes due July 1, 2009    US$540,000,000    988788AA3 (144A Notes)           -               9875069
                                                       05354RAA9 (Registered Notes)     US05354RAA95    010588502


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THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 1, 2005
UNLESS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION TIME"). HOLDERS MUST TENDER THE SECURITIES (AS DEFINED HEREIN) PRIOR TO THE EXPIRATION TIME TO BE ELIGIBLE TO RECEIVE THE TENDER OFFER CONSIDERATION.

THE CONSENT PAYMENT DEADLINE (I.E., THE TIME BY WHICH HOLDERS MUST TENDER THE SECURITIES IN ORDER TO BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION, A PORTION OF WHICH WILL CONSTITUTE THE CONSENT PAYMENT (EACH AS DEFINED HEREIN)), WILL BE 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 18, 2005, UNLESS EXTENDED OR EARLIER TERMINATED.
--------------------------------------------------------------------------------

         THIS OFFER TO PURCHASE AND THE RELATED DOCUMENTS CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER IS SUBJECT TO A NUMBER OF IMPORTANT CONDITIONS DESCRIBED HEREIN.

         IF YOU HAVE RECENTLY SOLD OR OTHERWISE TRANSFERRED YOUR ENTIRE HOLDING(S) OF SECURITIES, YOU SHOULD IMMEDIATELY FORWARD THIS DOCUMENT TO THE PURCHASER OR TRANSFEREE, OR TO THE BROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

         THIS OFFER TO PURCHASE HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY COUNTRY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

         The Dealer Manager for the Offer and the Solicitation Agent for the Solicitation is:

                              Goldman, Sachs & Co.
                                  ------------

              The date of this Offer to Purchase is January 4, 2005

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

IMPORTANT NOTICE TO HOLDERS................................................  i
KEY DATES..................................................................  iii
SUMMARY OF THE OFFER.......................................................  1
DESCRIPTION OF THE SECURITIES..............................................  5
THE COMPANY................................................................  5
PURPOSE OF THE OFFER; THE TRANSACTION......................................  5
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS......................  8
PROCEDURE FOR TENDERING SECURITIES AND DELIVERING CONSENTS.................  13
WITHDRAWAL OF TENDERS AND REVOCATION OF RELATED CONSENTS...................  14
RISKS......................................................................  14
RISKS TO TENDERING HOLDERS.................................................  16
CONDITIONS TO THE OFFER....................................................  16
ACCEPTANCE FOR PAYMENT AND PAYMENT.........................................  17
EXTENSION, AMENDMENT AND TERMINATION.......................................  17
THE AMENDMENTS.............................................................  18
AVAILABLE INFORMATION......................................................  19
INCORPORATION BY REFERENCE.................................................  19
FORWARD-LOOKING STATEMENTS.................................................  20
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES...............................  20
CERTAIN U.K. AND E.U. TAX CONSEQUENCES.....................................  22
DEALER MANAGER, SOLICITATION AGENT, INFORMATION AGENT AND TENDER AGENT.....  24
MISCELLANEOUS..............................................................  25
ANNEX A - THE AMENDMENTS...................................................  A-1


                           IMPORTANT NOTICE TO HOLDERS

         Any Holder, as defined in the Indenture, or beneficial owner of Securities who holds the Securities in book-entry form desiring to tender Securities must request the Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction or tender through The Depository Trust Company ("DTC") pursuant to DTC's Automated Tender Offer Program ("ATOP").

         Any questions or requests for assistance or for additional copies of this Offer to Purchase or related documents may be directed to Global Bondholder Services Corporation, the Information Agent, or Kredietbank S.A. Luxembourgeoise (the "Luxembourg Agent"), at their respective telephone numbers set forth on the last page of this Offer to Purchase. A Holder may also contact the Dealer Manager, Solicitation Agent and the Luxembourg Agent at their respective telephone numbers set forth on the last page of this Offer to Purchase or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

         None of the Company, Goldman, Sachs & Co., as Dealer Manager and Solicitation Agent, the Trustee, the Information Agent, the Tender Agent, or their respective directors, employees or affiliates makes any recommendation as to whether Holders should tender their Securities and deliver Consents. No person has been authorized to give any information or to make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Purchase and related documents do not constitute an offer to buy or the solicitation of an offer to sell Securities or a solicitation of Consents in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager and Solicitation Agent or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Offer to Purchase and related documents nor any purchase of Securities shall, under any circumstances, create any implication that the information contained herein or therein is current as of any time subsequent to the date of such information.

         This Offer of Purchase and related documents are only for circulation to Holders and other persons to whom such Offer to Purchase may lawfully be issued in accordance with the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, any such person being referred to as a "relevant person". This communication may not be acted upon by anyone who is not a relevant person.

                                    KEY DATES

         Holders should take note of the following dates in connection with the Offer. However, the dates below are subject to modification in accordance with the terms of the Offer:

         Date                          Calendar Date                                   Event
-------------------------    ------------------------------------    -------------------------------------------
Consent Payment Deadline     5:00 p.m., New York City time,          The last day for Holders to validly
                             on January 18, 2005, unless             tender Securities and provide Consents in
                             extended or earlier terminated          order to qualify for the applicable
                             by the Company in its sole              Consent Payment.
                             discretion.


Withdrawal Deadline          5:00 p.m., New York City time,          The last day for Holders to validly
                             on January 18, 2005, unless             withdraw tendered Securities and revoke
                             extended by the Company in its          Consents, except as described under the
                             sole discretion.                        caption "Withdrawal of Tenders and
                                                                     Revocation of Related Consents." A valid
                                                                     withdrawal of Securities and revocation
                                                                     of Consents will result in the Holder not
                                                                     being eligible to receive either the
                                                                     Consent Payment or the Clearing Price.


Expiration Time              5:00 p.m., New York City time,          The last day for Holders to tender
                             on February 1, 2005, unless             Securities pursuant to the Offer.
                             extended or earlier terminated
                             by the Company in its sole
                             discretion.


Settlement Date              A date promptly after the               The day on which the Company accepts
                             Expiration Time, unless the             Securities validly tendered at (subject
                             Offer is extended by the                to pro-ration) or below the Clearing
                             Company in its sole discretion.         Price and (upon the terms and subject to
                                                                     the conditions of this offer) prior to
                                                                     the Expiration Time and not validly
                                                                     withdrawn prior to the Withdrawal
                                                                     Deadline. The Company notifies the Tender
                                                                     Agent that such tendered Securities are
                                                                     accepted for payment and deposits with
                                                                     DTC the amount of cash necessary to pay
                                                                     each tendering Holder whose Securities
                                                                     are accepted for payment the Clearing
                                                                     Price, plus accrued and unpaid interest,
                                                                     if any, to but not including, the
                                                                     Settlement Date. The Company notifies the
                                                                     Tender Agent of the Securities tendered
                                                                     prior to the Consent Payment Deadline and
                                                                     deposits with DTC the amount of cash
                                                                     necessary to pay each Holder thereof, the
                                                                     Consent Payment.

                              SUMMARY OF THE OFFER

         The following is qualified in its entirety by the more detailed information appearing elsewhere in this Offer to Purchase.

Company...............................   Avecia Group plc, a public limited
                                         company incorporated under the laws of
                                         England and Wales.

Securities............................   11% Senior Notes due July 1, 2009 of
                                         the Company.

Purpose of Offer......................   The purpose of the Offer is to acquire
                                         the Securities and obtain Consents from
                                         Holders to the adoption of the
                                         Amendments to the Indenture. The
                                         Amendments are being sought in order to
                                         amend the Indenture to allow for the
                                         consummation of the Transaction (as
                                         defined below) and to eliminate and/or
                                         modify certain restrictive covenants
                                         and certain related events of default.
                                         See "The Amendments."

The Transaction.......................   A subsidiary of the Company agreed on
                                         December 13, 2004 to sell to
                                         Koninklijke DSM N.V., its NeoResins
                                         business. This agreement to sell the
                                         business is subject to certain
                                         conditions, including receipt of
                                         Requsite Consents (as defined below)
                                         from Holders. See "Purpose of Offer;
                                         The Transaction."

Tender Offer and Consent                 The Company hereby offers to purchase
Solicitation..........................   for cash the outstanding Securities,
                                         upon the terms and subject to the
                                         conditions set forth in this Offer to
                                         Purchase, at a price designated by the
                                         Holders provided that such price is not
                                         greater than US$990.00 (the "Maximum
                                         Tender Price") nor less than US$861.00
                                         (the "Minimum Tender Price") per US$
                                         1,000.00 principal amount of
                                         Securities. Each specified price must
                                         be expressed in U.S. dollars for
                                         US$1,000.00 principal amount of
                                         Securities offered in increments of
                                         US$0.10 between US$861.00 and
                                         US$990.00. The Company expects to have
                                         US$459,000,000 (the "Maximum Amount")
                                         available to fund the purchase of the
                                         Securities and make the Consent
                                         Payments and therefore may accept for
                                         purchase fewer than all of the
                                         Securities tendered which may subject
                                         the Securities tendered to pro-ration,
                                         as described herein. After the Consent
                                         Payment Deadline, the Company will
                                         calculate the Aggregate Consent
                                         Payments owed to the Holders who
                                         validly tender and who do not validly
                                         withdraw their Securities prior to the
                                         Consent Payment Deadline. The
                                         difference between the Maximum Amount
                                         and the Aggregate Consent Payments (the
                                         "Available Tender Amount") will be the
                                         aggregate amount used by the Company to
                                         pay the Clearing Price to those Holders
                                         whose Securities were validly tendered
                                         and not validly withdrawn prior to the
                                         Expiration Time and whose Securities
                                         are accepted for purchase. The Company
                                         intends to publicly announce the
                                         results of the Solicitation of
                                         Consents, including the calculation of
                                         the Available Tender Amount, promptly
                                         following the Consent Payment Deadline.

                                         Under this Modified Dutch Auction
                                         procedure, the Company will accept
                                         Securities validly tendered (and not
                                         withdrawn prior to the Expiration Date)
                                         in the order of the lowest to the
                                         highest tender prices specified by
                                         tendering Holders within the price
                                         range, continuing until the Company has
                                         accepted for purchase Securities at an
                                         aggregate purchase price (excluding
                                         accrued interest, if any) equal to the
                                         Available Tender Amount. The Company
                                         will pay to each Holder whose offer is
                                         accepted the highest price offered for
                                         the Securities and accepted by the
                                         Company (the "Clearing Price"). The
                                         Company will pay the same Clearing
                                         Price for all Securities validly
                                         tendered and accepted for purchase,
                                         even if the Clearing Price is higher
                                         than the price specified by the
                                         tendering Holder to the Company. All
                                         offers of Securities below the Clearing
                                         Price will be accepted and all offers
                                         above the Clearing Price will be
                                         rejected. However, to the extent
                                         acceptance of all offers at the
                                         Clearing Price would cause the
                                         aggregate purchase price (excluding
                                         accrued
                                         interest, if any) to exceed the
                                         Available Tender Amount, the Company
                                         will allocate its acceptance of offers
                                         at the Clearing Price among all such
                                         offers on a pro rata basis. Holders may
                                         indicate the principal amount of such
                                         Securities being tendered without
                                         specifying a price. If no offer price
                                         is specified, such Holders will be
                                         deemed to have tendered the Securities
                                         at the Minimum Offer Price and such
                                         tenders will be accepted first by the
                                         Company. Such Holders will receive the
                                         same Clearing Price paid to all other
                                         tendering Holders.

                                         The Company is also soliciting Consents
                                         to the Amendments to the Indenture. A
                                         Holder that validly tenders its
                                         Securities pursuant to the Offer will
                                         be deemed to have delivered its Consent
                                         to the Amendments to the Indenture. A
                                         Holder may not consent to the
                                         Amendments to the Indenture without
                                         tendering its Securities pursuant to
                                         the related Offer. Holders that validly
                                         tender and do not validly withdraw
                                         their Securities prior to the Consent
                                         Payment Deadline, will receive a
                                         consent payment (the "Consent Payment")
                                         of US$10.00 per US$1,000 principal
                                         amount of Securities tendered, whether
                                         or not such Securities are accepted for
                                         purchase. Holders that validly tender
                                         and do not validly withdraw their
                                         Securities prior to the Consent Payment
                                         Deadline and whose Securities are
                                         accepted for purchase will, upon the
                                         terms and subject to the conditions set
                                         forth in this Offer to Purchase,
                                         including the provisions with respect
                                         to pro-ration, receive the Clearing
                                         Price in addition to the Consent
                                         Payment. Holders that validly tender
                                         their Securities after the Consent
                                         Payment Deadline and prior to the
                                         Expiration Time will receive the
                                         Clearing Price, but will not receive
                                         the Consent Payment.

                                         The Clearing Price and the Consent
                                         Payment are together defined herein as
                                         the "Total Consideration".

Withdrawal Deadline...................   5:00 p.m., New York City time, on
                                         January 18, 2005, as extended by the
                                         Company in its sole discretion.

Consent Payment Deadline..............   The Consent Payment Deadline (i.e., the
                                         time by which Holders must tender their
                                         Securities to be eligible to receive
                                         the Total Consideration) will be 5:00
                                         p.m., New York City time, on January
                                         18, 2005, unless extended or earlier
                                         terminated by the Company in its sole
                                         discretion.

Expiration Time.......................   The Offer will expire at 5:00 p.m., New
                                         York City time, on February 1, 2005,
                                         unless extended or earlier terminated
                                         by the Company in its sole discretion.
                                         If the Consent Payment Deadline or
                                         Expiration Time are extended, the
                                         Company will issue a public
                                         announcement no later than 9:00 a.m.,
                                         New York City time, on the first
                                         business day after the previously
                                         scheduled Consent Payment Deadline or
                                         Expiration Time, as the case may be,
                                         setting forth a new time and date for
                                         the Consent Payment Deadline or
                                         Expiration Time, as the case may be.

Pro-Ration............................   If more than the Available Tender
                                         Amount of the aggregate principal
                                         amount of the Securities are validly
                                         tendered by the Holders pursuant to the
                                         terms of the Offer, then certain of
                                         such tendered Securities may be
                                         accepted on a pro-rata basis in
                                         accordance with the following
                                         procedures. First, the Company will
                                         accept for payment all Securities
                                         validly tendered (and not withdrawn)
                                         which do not specify a price.
                                         Thereafter, the Company will accept for
                                         payment Securities validly tendered
                                         (and not withdrawn) at the lowest
                                         price; and thereafter continuing with
                                         tenders in order of increasing prices
                                         until the Company has accepted for
                                         purchase Securities at an aggregate
                                         purchase price (excluding accrued
                                         interest, if any) equal to the
                                         Available Tender Amount (which excludes
                                         accrued interest) pursuant to this
                                         Offer to Purchase. The Company will pay
                                         to all Holders whose offers are
                                         accepted the highest price offered for
                                         Securities that are accepted for
                                         purchase by the Company. If the
                                         aggregate principal amount of
                                         Securities offered at the Clearing
                                         Price
                                         exceeds the principal amount to be
                                         accepted by the Company at such price
                                         under the foregoing procedure,
                                         acceptances of offers at the Clearing
                                         Price will be allocated among such
                                         Holders on a pro rata basis according
                                         to the principal amount so offered. All
                                         offers of Securities above the Clearing
                                         Price will be rejected by the Company.

                                         In the event that the pro-ration of
                                         Securities validly tendered by any
                                         Holder would result in the purchase of
                                         Securities in a principal amount other
                                         than an integral multiple of
                                         US$1,000.00, the Company (through the
                                         Tender Agent) will increase or
                                         decrease, in its discretion, the
                                         principal amount of the Securities to
                                         be purchased from such Holder to the
                                         next higher or lower integral multiple
                                         of US$1,000.00.

The Amendments........................   If the Amendments become operative,
                                         certain of the restrictive covenants
                                         and certain related events of default
                                         in the Indenture will be eliminated
                                         from or modified in the Indenture and
                                         certain provisions will be added to the
                                         Indenture in order to waive the
                                         applicability of certain restrictive
                                         covenants to the extent required to
                                         effect the Transaction. The Amendments
                                         would, among other things: (a)
                                         eliminate covenants contained in the
                                         Indenture relating to (i) change of
                                         control and (ii) mergers,
                                         consolidations or sale of all or
                                         substantially all assets; (b) modify
                                         certain covenants contained in the
                                         Indenture on reports to Holders; and
                                         (c) add provisions to the Indenture
                                         that would effectively waive the
                                         application of the following sections
                                         of the Indenture with respect to the
                                         Transaction: (i) asset sales, (ii)
                                         change of control, (iii) merger,
                                         consolidation or sale of all or
                                         substantially all assets and (iv) any
                                         other provision of the Indenture that,
                                         as a result of the consummation of the
                                         Transaction, would require a payment to
                                         Holders or the making of an offer to
                                         purchase or redeem the Securities, or
                                         whose contravention would result in a
                                         default under the Indenture. See "The
                                         Amendments." Except as otherwise
                                         described in the Offer to Purchase, the
                                         terms of the Indenture will continue to
                                         apply to the Securities.

                                         The Amendments will be set forth in the
                                         Supplemental Indenture and the
                                         Amendments will become operative
                                         immediately upon the execution of the
                                         Supplemental Indenture, which is
                                         expected to be executed promptly
                                         following the Withdrawal Deadline,
                                         provided the Company has received
                                         Consents from Holders of a majority in
                                         principal amount of the outstanding
                                         Securities (excluding for such purposes
                                         any Securities owned by the Company, or
                                         by any person directly or indirectly
                                         controlling or controlled by or under
                                         direct or indirect common control with
                                         the Company) (the "Requisite
                                         Consents"). However, if, after
                                         execution of the Supplemental
                                         Indenture, the Offer is terminated or
                                         withdrawn by the Company, the
                                         Securities are not accepted for payment
                                         or the conditions to the Offer (see
                                         "Conditions to the Offer") are not
                                         satisfied or waived, the original terms
                                         of the Indenture will be reinstated.

Withdrawal Rights and Revocation         Tenders of Securities may be withdrawn
of Consents...........................   and the related Consents may be revoked
                                         at any time before the Withdrawal
                                         Deadline by following the procedures
                                         described in this Offer to Purchase. A
                                         valid withdrawal of tendered Securities
                                         before the Withdrawal Deadline shall be
                                         deemed a valid revocation of the
                                         related Consent. Securities tendered
                                         and Consents delivered prior to or
                                         after the Withdrawal Deadline may not
                                         be withdrawn after the Withdrawal
                                         Deadline, except in limited
                                         circumstances. See "Withdrawal of
                                         Tenders and Revocation of Related
                                         Consents."

Source of Funds.......................   The Company does not, as of the date of
                                         this Offer to Purchase, have the
                                         financial resources to pay for the
                                         Securities tendered in the Offer. The
                                         Company's ability to purchase the
                                         Securities pursuant to this Offer is
                                         dependent on the Company receiving the
                                         proceeds from the consummation of the
                                         Transaction. The receipt of such
                                         proceeds is conditional, inter alia,
                                         upon receipt by the Company of the
                                         Requisite Consents. See "Conditions to
                                         the Offer". The consummation of the
                                         Transaction will be dependent on
                                         receiving certain approvals and other
                                         closing conditions. See "Purpose of the
                                         Offer; The Transaction."

Conditions to the Offer...............   The Offer is conditioned upon, among
                                         other things:

                                            o    satisfaction of the Transaction
                                                 Condition;

                                            o    satisfaction of the Consent
                                                 Condition; and

                                            o    satisfaction of the General
                                                 Conditions.

                                         If the above conditions to the Offer
                                         are not satisfied, the Company may
                                         delay the acceptance for payment of any
                                         tendered Securities, and may terminate,
                                         extend or amend the Offer, in each
                                         event subject to Rules 14e-1(b) and (c)
                                         under the Securities Exchange Act of
                                         1934, as amended (the "Exchange Act").
                                         See "Conditions to the Offer."

Settlement............................   The Settlement Date will be the date
                                         of, or a date promptly following, the
                                         Expiration Time, which currently is
                                         scheduled to be 5:00 p.m., New York
                                         City time, on February 1, 2005.
                                         Securities validly tendered and not
                                         validly withdrawn pursuant to the
                                         Modified Dutch Auction procedure
                                         described herein prior to the Consent
                                         Payment Deadline will be eligible to
                                         receive the Consent Payment in same-day
                                         funds on the Settlement Date, whether
                                         or not such Securities are accepted for
                                         purchase. Securities validly tendered
                                         and not validly withdrawn prior to the
                                         Consent Payment Deadline and which are
                                         accepted for purchase will be eligible
                                         to receive the Clearing Price in
                                         addition to the Consent Payment in
                                         same-day funds on the Settlement Date.
                                         Securities validly tendered after the
                                         Consent Payment Deadline and prior to
                                         the Expiration Time will be eligible to
                                         receive only the Clearing Price in
                                         same-day funds on the Settlement Date.

Certain U.S. Federal Income Tax          For U.S. federal income tax purposes,
Consequences..........................   the sale of Securities pursuant to the
                                         Offer generally will be a taxable
                                         transaction that will result in the
                                         recognition of a taxable gain or loss
                                         by a tendering U.S. Holder. See
                                         "Certain U.S. Federal Income Tax
                                         Consequences."

Certain U.K. and E.U. Tax                For U.K. tax purposes, the sale of
Consequences..........................   Securities pursuant to the Offer
                                         generally will be a taxable transaction
                                         that will result in the recognition of
                                         a taxable gain or loss by a tendering
                                         U.K. Holder. See "Certain U.K. And E.U.
                                         Tax Consequences."

Dealer Manager and Solicitation.......   Goldman, Sachs & Co.
Agent

Information Agent and Tender Agent....   Global Bondholder Services Corporation

Luxembourg Agent......................   Kredietbank S.A. Luxembourgeoise

Further Information...................   Additional copies of this Offer to
                                         Purchase and any other documents
                                         related to the Offer may be obtained by
                                         contacting the Information Agent or the
                                         Luxembourg Agent at their respective
                                         telephone numbers and addresses set
                                         forth on the last page of this Offer to
                                         Purchase.

                          DESCRIPTION OF THE SECURITIES

         The following description sets forth certain terms of the Securities and the Indenture. This description is not complete and is qualified in its entirety by the Indenture described below. Copies of the Indenture are available for inspection at the principal offices of the Trustee and are on file with the U.S. Securities and Exchange Commission.

         The Securities were issued pursuant to the Indenture, dated as of June 30, 1999, among Avecia Group plc (formerly known as ZSC Specialty Chemicals plc) (the "Company"), the Guarantor (as defined in the Indenture) and The Bank of New York, as trustee. The maturity date of the Securities is July 1, 2009. The Securities are listed on the Luxembourg Stock Exchange.

         The Indenture permits the Company, the Guarantor and the Trustee, with the consent of Holders of at least a majority in principal amount of the outstanding Securities, to enter into a supplemental indenture for the purpose of changing in any manner or eliminating any of the provisions of the Indenture, except for certain changes that require the consent of each Holder affected thereby.

                                  THE COMPANY

         Avecia Group plc is a global group of specialty chemicals businesses providing a range of process development and manufacturing services to a high standard of quality assurance and developing, manufacturing and selling high quality, technologically advanced, value-added chemical products to customers across a range of industries. The Company possesses capabilities in organic chemistry, biological and polymer sciences and in process technology.

         The Company is currently divided into four business segments:
Electronic Materials, Biotechnology, Chemicals and NeoResins. These businesses are supported by 11 manufacturing facilities located in 6 countries. The Electronic Materials business segment consists of four business units - Ink Jet Printing Materials, Electrophotography, Displays and Image Polymers - and develops, manufactures and sells dyes, pigment based inks, toners, infrared absorbers and organic light emitting materials to customers in a wide range of industries. The Biotechnology business segment consists of two business units - DNA Medicines and Biologics - and manufactures complex biotechnology products, including manufacture to cGMP requirements, and undertakes related process development for customers. The Chemicals business segment comprises two business units - Pharmaceutical Intermediates and Fine Chemicals - and undertakes the custom manufacture of complex chemical intermediates and active ingredients for the pharmaceutical, agrochemical and other industries.

         The Company's NeoResins business segment is a global supplier of performance polymers, primarily water-based or acrylic resins and water-borne urethanes, used as additives and binders in the paints, coatings, adhesives and graphic arts fields. It provides application expertise in the Americas, Europe and Asia and works closely with customers to make product modifications, as well as starting point formulations, which conform to their specific requirements.

         The Company has, since January 1, 2003, disposed of its interests in its former Specialty Chemicals business segment (comprising Pool & Spa, Protection & Hygiene, Pigments & Additives and Metal Extraction Products), as well as its former Intermediates & Stabilizers and Special Drug Products business units.

                     PURPOSE OF THE OFFER; THE TRANSACTION

         The purpose of the Offer is to (a) acquire the Securities, (b) obtain Consents from Holders to the adoption of the Amendments to the Indenture necessary to consummate the Transaction and (c) amend the Indenture to eliminate and/or modify certain restrictive covenants and certain related events of default.

The Transaction

         On December 13, 2004, Avecia Investments Limited ("AIL"), a subsidiary of the Company and certain other subsidiaries of the Company, entered into an agreement with Koninklijke DSM N.V. ("DSM") for the sale of the Company's NeoResins business (the "Transaction"). The agreement commits AIL, certain other subsidiaries of the Company and DSM to execute the definitive sale and purchase agreement for the NeoResins business as soon as certain advisory and consultation processes related to the relevant works council and trade unions in the Netherlands have been undertaken. The terms of the sale and purchase agreement contemplate, among other things, the sale to DSM of the Company's entire interest in its NeoResins business, including: (a) Avecia BV, Avecia Spain SL, NeoResins Inc. and Avecia Asia Pacific Pte Ltd. and their corresponding manufacturing and laboratory sites, (b) certain intellectual property interests held by Avecia Limited and Avecia Inc. relating to the NeoResins Business and

(c) all other corporate entities and assets of the Company relating to the NeoResins business, including certain local sales activities.

         The purchase price for the shares of Avecia Holdings BV and its subsidiaries, intellectual property and all other assets of the NeoResins business is (euro)515 million, on a net debt free basis. The purchase price at the consummation of the Transaction is subject to adjustments based on changes to working capital, the 2004 actual EBITDA of the NeoResins business and for certain taxes for the period prior to the date of sale. The purchase price will be payable in full upon completion of the Transaction. After taking into account the anticipated outcome from the post-closing adjustments referred to above, a small amount of proceeds to be placed in escrow under the agreement reached with DSM and certain expenses associated with the Transaction, the Company expects the cash proceeds from the sale of the NeoResins business to net approximately
(euro)495 million. See "Proceeds Available for Offer to Purchase the Securities" below.

         AIL has given certain warranties, including environmental and tax warranties, to DSM and, with certain qualifications, has agreed to indemnify DSM with respect to certain matters, including taxes relating to the period prior to completion of the Transaction. Furthermore, the terms of the non-competition clause of the sale and purchase agreement restrict the Company and its affiliates from engaging in certain activities related to the Polymer Business (as defined therein) for a period of three years after the completion of the Transaction. This prohibition does not impact the Company's ability to continue operating its remaining businesses separate from the NeoResins business.

         DSM has the option to terminate the agreement if, by March 1, 2005, (a) the works council and trade union processes referred to above have not been concluded or (b) the Requisite Consents of the Holders to waive the applicability of certain restrictive covenants to the extent required to effect the Transaction have not been obtained. AIL has the option to terminate if such conditions have not been fulfilled by June 30, 2005. Completion of the Transaction is also subject to the fulfillment of certain other conditions, including obtaining competition law clearance for the Transaction in certain jurisdictions. If the conditions to completion have not been fulfilled by June 30, 2005, the sale and purchase agreement will lapse.

Proceeds Available for Offer to Purchase the Securities

         The Company currently has a term loan facility of (pound)100 million and a revolving credit facility of (pound)50 million in respect of which (pound)75 million of the term loan and no amount of the revolving credit facility was outstanding as at December 31, 2004. Under the terms of the facilities described above, the Company is required to repay these facilities in full with proceeds from the Transaction. Furthermore, the Company will retain approximately (euro)48 million from the proceeds of the Transaction in order to fund the working capital requirements of the Company and interest payable on the Securities up to the Settlement Date.

         The Company has entered into preliminary discussions with one of its senior lenders regarding the provision of an ongoing term loan facility and revolving credit facility following completion of the Transaction to meet the essential liquidity requirements of the remaining businesses. The size of any such facility is expected to be significantly smaller than the Company's existing facility. The Company's businesses that remain after the consummation of the Transaction have had, on a historical pro forma basis, a negative cash flow and in the future may not be able to support any significant level of debt. As of the date hereof, it is unlikely that such discussions will be concluded prior to the Settlement Date. Therefore, the Offer to Purchase will be consummated without ongoing or future senior debt facilities having been agreed or committed by the Company's senior lenders and there can be no assurance that any such facility will be obtained, or if obtained, what the size or terms will be. Furthermore, if the facilities are obtained, it may be the case the Company is required to retain all of the proceeds from such facilities to fund its ongoing working capital needs.

         The proceeds of the Transaction will be received by the Company in Euros, while the Offer consideration will be paid in U.S. Dollars. In order to purchase the Securities tendered in the Offer, the Company will be required to convert the proceeds of the Transaction from Euros to U.S. Dollars. In addition, the existing term loan facility and revolving credit facility of the Company are maintained in pounds sterling and the repayment thereof will also require conversion of the proceeds of the Transaction. The Company has not hedged, nor does it intend to hedge, the currency exchange risks it faces with regard to the repayment of its credit facilities or the Offer. The Company may therefore be required to amend the Offer as a result of changes in exchange rates and their impact on the funds of the Company required to repay the credit facilities and available to consummate the Offer.

          The following table presents the estimated amount of proceeds from the Transaction available to fund the Offer:

                                                                              (euro) million          US $ million
Purchase price for NeoResins business                                              515                      -

Less: Anticipated closing adjustments, escrow amount and expenses (see             (20)                     -
"The Transaction" above)                                                      --------------

Cash proceeds from the sale of NeoResins business                                  495                      -

Less: Amount required to repay the Company's outstanding credit                   (106)(2)(3)               -
facilities (see above)

Less: Proceeds retained to fund working capital requirements of the                (48)                    -
Company and interest payable up to the Settlement Date (see above)            --------------

Proceeds available for the Offer to Purchase (see above)                           341                   459(1)(3)

---------------------------
1   Translated from Euros to U.S. Dollars using an exchange rate of 1.3476.

2 In calculating the Euro proceeds available for the Offer, the amount of Euro proceeds available from the Transaction to repay the (pound)75 million drawn on the current term loan is translated into pounds sterling using an exchange rate of 1.4142.

3 For further information on the currency exchange risks please see the discussion on currency exchange risks in this section.


The Company After the Transaction

         After the disposal of the NeoResins business segment, the Company will continue to operate the remaining three business segments - Electronic Materials, Biotechnology and Chemicals - and the corresponding business units described above. The businesses will be supported by 7 manufacturing facilities located in 4 countries (UK, USA, Canada and Germany). For a further analysis of the effects of the disposition of the NeoResins business on the Company, see "Unaudited Pro Forma Consolidated Financial Statements".

         The Company is actively pursuing the sale of its Displays business unit from the Company's Electronic Materials business segment, and in the future may consider further divestments of businesses or assets that its board of directors deems to be in the best interests of the Company. The Displays business unit comprises Covion Organic Semi-Conductors GmbH ("Covion") and the Company's organic semi-conductors business ("OSCs"). Covion develops organic light-emitting materials (OLEDs) for flat panel displays and is engaged in developing and seeking the commercialization of this technology in collaboration with potential customers. OSCs is also a new technology business focusing on applications in the emerging market of organic semi-conductors. The historical results of the Displays business have not been material to the financial condition or operations of the Company. Whether any such divestments, including in respect of the Displays business, will occur and the timing thereof is uncertain. The proceeds of sale from further divestments will be used to reduce indebtedness of the Company or for other uses permitted under the Indenture.

              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying unaudited pro-forma consolidated balance sheet of the Company gives effect to the Transaction and the repayment of the term loan facility and the revolving credit facility from the proceeds of the Transaction, the disposal of the Company's interests in its former Additives business (disposed of on January 31, 2004), Biocides business (disposed of on April 2,
2004) and Special Drug Mixtures business (disposed of on November 22, 2004), and the consummation of the Offer (on the terms described below) in each case, as if they had been consummated on September 30, 2004. The accompanying unaudited pro-forma consolidated profit and loss accounts and statement of cash flows of the Company gives effect to the Transaction and the repayment of the term loan facility and the revolving credit facility from the proceeds of the Transaction, the disposal of the Company's interests in its former Additives business, Biocides business and Special Drug Mixtures business and the consummation of the Offer (on the terms described below) in each case, as if they had been consummated on October 1, 2003. The accompanying unaudited pro forma consolidated financial statements assume that the Maximum Amount is used to make the Consent Payment with respect to all outstanding Securities and that the remaining amount, the Available Tender Amount, is used to acquire Securities at a Clearing Price of US$990.00 per US$1,000.00 principal amount of Securities, leaving approximately US$81,000,000 aggregate principal amount of Securities outstanding after the consummation of the Offer. The pro forma financial statements have been prepared in accordance with generally accepted accounting standards in the United Kingdom. These accounting standards differ in certain significant aspects from generally accepted accounting principles in the United States.

         The pro forma information is presented for illustrative purposes only and it is not necessarily indicative of the operating results or financial position that would have occurred if the Transaction and the Tender Offer had been consummated as presented in the accompanying unaudited pro-forma consolidated financial statements, nor is it necessarily indicative of future results of operations or the actual results of the Offer. The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements.

         These pro forma consolidated financial statements should be read in conjunction with the Company's historical financial statements and the related notes thereto that have been incorporated herein by reference.

                 Unaudited Pro Forma Consolidated Balance Sheet

                                        Historical                                         Pro Forma
                                       September 30,            Pro Forma                September 30,
                                           2004                Adjustments                   2004           Footnotes
                                      ---------------        ---------------            ---------------     ---------
                                      (pound) million        (pound) million            (pound) million
Fixed assets
Tangible fixed assets                      225.1                  (54.1)                     171.0             (1)
Intangible assets                          220.4                 (161.7)                      58.7             (2)


Investments in joint ventures:
Goodwill on joint ventures                   8.3                     --                        8.3
Share of gross assets                       11.1                     --                       11.1
Share of gross liabilities                  (1.5)                    --                       (1.5)
                                      ---------------        ---------------            ---------------
                                            17.9                     --                       17.9
                                      ---------------        ---------------            ---------------
Total fixed assets                         463.4                 (215.8)                     247.6

Current assets
Stocks                                      54.6                  (14.5)                      40.1             (1)
Debtors                                     93.7                  (42.1)                      51.6             (1)
Investments                                  8.3                     --                        8.3
Cash at bank and in hand                     3.6                     --                        3.6
                                      ---------------        ---------------            ---------------
Total current assets                       160.2                  (56.6)                     103.6
                                      ---------------        ---------------            ---------------

                                      ---------------        ---------------            ---------------
Total assets                               623.6                 (272.4)                     351.2
                                      ---------------        ---------------            ---------------

Current liabilities
External loans due within less                --                     --                         --
than one year
Other creditors                            (73.5)                  31.6                      (41.9)            (1)

                                      ---------------        ---------------            ---------------
Total current liabilities                  (73.5)                  31.6                      (41.9)
                                      ---------------        ---------------            ---------------

                                      ---------------        ---------------            ---------------
Net current assets                          86.7                  (25.0)                      61.7
                                      ---------------        ---------------            ---------------

External loans due within more            (362.0)                 318.5                      (43.5)            (3)
than one year
Provisions for liabilities and             (21.2)                   4.2                      (17.0)            (1)
charges
Other creditors due within more             (8.3)                   0.3                       (8.0)
than one year
                                      ---------------        ---------------            ---------------
Net assets excluding pension               158.6                   82.2                      240.8
liability                             ---------------        ---------------            ---------------
Pension liability                          (96.2)                  17.2                      (79.0)            (1)
                                      ---------------        ---------------            ---------------
Net assets including pension                62.4                   99.4                      161.8
liability                             ---------------        ---------------            ---------------

Shareholders equity                         22.3                   99.4                      121.7
Pay-in-kind 16% cumulative
redeemable                                  40.1                     --                       40.1
     preference shares
                                      ---------------        ---------------            ---------------
Total                                       62.4                   99.4                      161.8
                                      ===============        ===============            ===============

            Unaudited Pro Forma Consolidated Profit and Loss Accounts


                                        Historical                                         Pro Forma
                                     12 months ended                                   12 months ended
                                       September 30,            Pro Forma                September 30,
                                           2004                Adjustments                   2004           Footnotes
                                      ---------------        ---------------            ---------------     ---------
                                      (pound) million        (pound) million            (pound) million
Turnover, including share of joint        419.1                  (234.4)                     184.7             (4)
ventures
Less: share of joint ventures'             (9.5)                     --                       (9.5)
turnover                              ---------------        ---------------            ---------------

Group turnover                            409.6                  (234.4)                     175.2

Operating costs                          (429.4)                  198.7                     (230.7)            (4)
Exceptional operating costs               (60.3)                     --                      (60.3)            (5)
Other operating income                      5.5                    (1.3)                       4.2             (6)
                                      ---------------        ---------------            ---------------
Group operating (loss)/profit             (74.6)                  (37.0)                    (111.6)

Share of operating profit of joint          0.9                      --                        0.9
ventures

Exceptional items                          89.5                   (89.5)                        --             (7)
                                      ---------------        ---------------            ---------------
Profit/(loss) on ordinary
activities before interest and             15.8                  (126.5)                    (110.7)
taxation                              ---------------        ---------------            ---------------

Interest received                          34.3                   (34.3)                        --
Interest paid                             (55.9)                   50.7                       (5.2)            (8)
Other finance costs                        (2.1)                     --                       (2.1)
                                      ---------------        ---------------            ---------------
Profit/(loss) on ordinary                  (7.9)                 (110.1)                    (118.0)
activities after taxation

Taxation on profit/(loss) on               (0.7)                    0.7                         --             (9)
ordinary activities
                                      ---------------        ---------------            ---------------
Profit/(loss) on ordinary                  (8.6)                 (109.4)                    (118.0)
activities after taxation

Attributable to minority interests         (6.5)                     --                       (6.5)
                                      ---------------        ---------------            ---------------
Net profit/(loss) for the period          (15.1)                 (109.4)                    (124.5)
                                      ===============        ===============            ===============

            Unaudited Pro Forma Consolidated Statement of Cash Flows


                                                 Historical                                      Pro Forma
                                              12 months ended                                12 months ended
                                                September 30,            Pro Forma             September 30,
                                                    2004                Adjustments                2004             Footnotes
                                               ---------------        ---------------         ---------------       ---------
                                               (pound) million        (pound) million         (pound) million
Operating (deficit)/profit before interest          (74.6)                 (35.6)                   (110.2)               (4)
Depreciation and amortization                        87.5                   (8.0)                     79.5            (4)(10)

Decrease/(increase) in inventories                   (0.8)                   0.5                      (0.3)               (4)
Decrease/(increase) in trade receivables and        (13.5)                   7.0                      (6.5)               (4)
other assets
(Decrease)/increase in accounts payable,                                                                                  (4)
accrued expenses and                                 11.1                   (6.1)                      5.0
     trade provisions

Other cash and non-cash movements                     1.3                    1.3                       2.6                (4)
                                               ---------------        ---------------         ---------------
Net cash inflow from operating activities            11.0                  (40.9)                    (29.9)
                                               ---------------        ---------------         ---------------
Returns on investment and servicing of
finance
Dividends received from associates                    3.1                     --                       3.1
Interest received                                     1.3                   (1.3)                       --
Interest paid                                       (41.0)                  36.0                      (5.0)               (8)
                                               ---------------        ---------------         ---------------
Net cash (outflow) from returns on
investment and                                      (36.6)                  34.7                      (1.9)
     servicing of finance                      ---------------        ---------------         ---------------

Taxation                                              0.3                     --                       0.3

Capital expenditure and financial investments
Cash expenditure on fixed assets                    (26.5)                   8.1                     (18.4)               (4)
Disposals of fixed assets                             5.1                   (5.0)                      0.1               (11)
                                               ---------------        ---------------         ---------------
Net cash (outflow) from capital expenditure
and financial                                       (21.4)                   3.1                     (18.3)
     investments                               ---------------        ---------------         ---------------

Acquisitions and disposals
Payments in respect of acquisitions                    --                     --                        --
Disposals of other investments                      171.8                 (171.8)                       --               (12)
Net cash disposed of                                 (0.2)                   0.2                        --
                                               ---------------        ---------------         ---------------
Net cash inflow from acquisitions and               171.6                 (171.6)                       --
disposals                                      ---------------        ---------------         ---------------

Financing
Repayment of finance lease capital                   (0.9)                    --                      (0.9)
External loans repaid                              (126.2)                 126.2                        --               (12)
                                               ---------------        ---------------         ---------------
Net cash (outflow) from financing                  (127.1)                 126.2                      (0.9)
                                               ---------------        ---------------         ---------------

                                               ---------------        ---------------         ---------------
Net increase/(decrease) in cash                      (2.2)                 (48.5)                    (50.7)
                                               ===============        ===============         ===============

FOOTNOTES
---------

    (1) The pro forma adjustments eliminate balances relating to those businesses which have been disposed of during the 12-months ended September 30, 2004, namely the Additives business (disposed of on January 31, 2004), the Biocides business (disposed of on April 2,
           2004), Special Drug Mixtures (disposed of on November 22, 2004) and the NeoResins business (to be disposed of pursuant to the Transaction).

    (2) The pro forma adjustment eliminates goodwill attributable to the NeoResins and Special Drug Mixtures businesses.

    (3) The pro forma adjustment reflects the repayment of the existing term loan facility and revolving credit facility from the proceeds of the Transaction and the purchase of approximately $459,000,000 of Securities (representing approximately 85% of the outstanding Securities) in connection with the Offer. The repayment amounts have been calculated using an exchange rate of 1.81 for the purchase of the Securities pursuant to the Offer.

    (4) The pro forma adjustment eliminates trading results relating to those businesses which have been disposed of during the 12-months ended September 30, 2004, namely the Additives business (disposed of on January 31, 2004), the Biocides business (disposed of on April 2,
           2004), Special Drug Mixtures (disposed of on November 22, 2004) and the NeoResins business (to be disposed of pursuant to the Transaction).

    (5) Exceptional operating costs include a charge of (pound)42.3 million for the impairment of goodwill, intangible assets and tangible assets and (pound)18.0 million for restructuring costs related to reductions in headcount.

    (6) The pro forma adjustment eliminates the profit arising from the disposition of the Analytical Research Group on May 15, 2004 to Intertek Caleb Brett.

    (7) The pro forma adjustment eliminates the profit on disposal of the Additives business (disposed of on January 31, 2004) and the Biocides businesses (disposed of on April 2, 2004).

    (8) The pro forma adjustment adjusts interest expense to reflect the amount of interest that would have been charged to operations during the 12-months ended September 30, 2004, assuming that the term loan facility and revolving credit facility were repaid in full at the beginning of such period and assuming approximately US$81,000,000 of the Securities were outstanding for such period.

    (9) The pro forma adjustment eliminates income tax expense for the 12-months ended September 30, 2004 related to the operations of the NeoResins business.

    (10) Historical and pro forma depreciation and amortization for the 12-months ended September 30, 2004 include a (pound)42.3 million charge for the impairment of goodwill, intangible assets and tangible assets.

    (11) Disposal of fixed assets primarily represents proceeds from the disposition of the Analytical Research Group on May 15, 2004 to Intertek Caleb Brett during the 12-months ended September 30, 2004.

    (12) The pro forma adjustment eliminates the proceeds from the disposal of the Additives business (disposed of on January 31, 2004) and the Biocides businesses (disposed of on April 2, 2004), and the repayment of senior debt out of the proceeds of those dispositions.

           PROCEDURE FOR TENDERING SECURITIES AND DELIVERING CONSENTS

         How to Tender Securities and Deliver Consents. Any Holder whose Securities are held in book-entry form through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Securities and deliver a Consent to the Amendments should contact such broker, bank, dealer or other nominee promptly and instruct such nominee to submit instructions on such Holder's behalf. Please check with your nominee to determine its procedure. A Holder may also contact the Luxembourg Agent at the telephone number set forth on the last page of this Offer to Purchase in order to obtain information on how to tender Securities and deliver a Consent to the Amendments.

         Procedures to be Followed by Brokers, Dealers, Banks and Other Nominees; Tender Through ATOP. The Tender Agent and DTC have confirmed that the Offer is eligible for ATOP. Accordingly, the Tender Agent will establish one or more accounts on behalf of the Company with respect to the Securities at DTC promptly after the date of this Offer to Purchase. ATOP allows a financial institution that is a participant in DTC's system to tender Securities and deliver Consents by causing DTC to make an electronic book-entry transfer of Securities into the account established by the Tender Agent and electronically deliver the Consents with respect to such Securities. Securities may be tendered and Consents may be delivered by (1) effecting a book-entry transfer of all Securities to be tendered in the Offer into the account of the Tender Agent, at DTC, in accordance with DTC's procedures for such transfer and (2) effecting an Agent's Message.

         "Agent's Message" means a message, transmitted by DTC to and received by the Tender Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant (i) has received and agrees to be bound by this Offer to Purchase and that the Company may enforce such agreement against such participant, (ii) indicates the price at which such Securities are being tendered within the price range or, alternatively, does not specify a price, and (iii) consents to the Amendments and to the execution and delivery of the Supplemental Indenture as described in this Offer to Purchase. Each specified price must be expressed in U.S. dollars for $1,000 principal amount of Securities offered in increments of US$0.10 between US$861.00 and US$990.00.

         DTC will authorize DTC participants for whom DTC or its nominee holds Securities (as set forth in a securities position listing of DTC) to execute Consents with respect to such Securities as if such participants were the Holders of record of such Securities; accordingly, such participants shall be deemed for purposes hereof to be Holders of record of such Securities and Agent's Messages transmitted by DTC shall be deemed to be valid Consents with respect to such Securities.

         Timely book-entry delivery requires receipt of a confirmation of a book-entry transfer into the Tender Agent's account at DTC (a "Book-Entry Confirmation") by the Tender Agent prior to the Consent Payment Deadline (in order to receive the Consent Payment) or the Expiration Time (in order to receive the Clearing Price). Although delivery of Securities may be effected through book-entry transfer into the Tender Agent's account at DTC, an Agent's Message in connection with a book-entry transfer, together with any other required documents, must, in any case, be delivered or transmitted to and received by the Tender Agent at the address set forth on the last page of this Offer to Purchase (1) prior to the Consent Payment Deadline to receive the Consent Payment and (2) prior to the Expiration Time to receive the Clearing Price for tendered Securities. Delivery will be deemed made only when actually received by the Tender Agent. Holders desiring to tender their Securities on the date of the Consent Payment Deadline or the date of the Expiration Time must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on such date. Delivery of such documents to DTC does not constitute delivery to the Tender Agent.

         Interpretation. All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered Securities and revocation of corresponding Consents will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any and all tenders and withdrawals of the Securities that it determines are not in proper form or for which the acceptance for payment or payment may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any of the conditions of the Offer or any defect or irregularity in the tender or withdrawal of the Securities of any particular Holder, whether or not similar conditions, defects or irregularities are waived in the case of other Holders. Tenders or withdrawals of Securities will not be deemed to have been made until such defects or irregularities have been cured or waived. The Company's interpretation of the terms and conditions of the Offer will be final and binding. None of the Company, the Dealer Manager and Solicitation Agent, the Information Agent, the Tender Agent, the Trustee or any other person will be under any duty to give notice of any defects or irregularities in tenders or consents or any notices of withdrawal or will incur any liability for failure to give any such notice.

         No Guaranteed Delivery. There are no guaranteed delivery provisions provided for by the Company in connection with the Offer under the terms of this Offer to Purchase or any other related documents. Holders must tender their Securities in accordance with the procedures set forth above.

            WITHDRAWAL OF TENDERS AND REVOCATION OF RELATED CONSENTS

         Securities tendered pursuant to the Offer may be withdrawn at any time prior to the Withdrawal Deadline, but no consideration will be payable in respect of Securities so withdrawn and not validly retendered. A valid withdrawal of tendered Securities prior to the Withdrawal Deadline will constitute the concurrent valid revocation of (and will be the only means of validly revoking) the related Consent. The Withdrawal Deadline shall be 5:00 p.m., New York City time, on January 18, 2005, unless extended by the Company in its sole discretion. The Company will issue a public announcement promptly after obtaining the Requisite Consents. The Supplemental Indenture will be executed and become effective promptly after the Withdrawal Deadline, provided the Company has received the Requisite Consents. If, however, after the execution of the Supplemental Indenture, the Offer is terminated or withdrawn by the Company, the Securities are not accepted for payment or the conditions to the Offer are not satisfied or waived, the original terms of the Indenture will be reinstated. (See "The Amendments" below.)

         Securities tendered may not be withdrawn and Consents delivered may not be revoked after the Withdrawal Deadline, unless the Company reduces the amount of the Clearing Price, the Consent Payment or the principal amount of Securities subject to the Offer (other than as a result of determining the Available Tender Amount) or is otherwise required by law to permit withdrawal. In such situations, previously tendered Securities may validly be withdrawn until the expiration of ten business days after the date that notice of any such reduction or change is first published, sent or given to the Holders by the Company. If the Offer is terminated without any Securities being purchased, the Securities tendered pursuant thereto will be promptly returned to the tendering Holders.

         For a withdrawal of Securities to be effective, the notice of withdrawal must be timely received by the Tender Agent at its address set forth on the last page of this Offer to Purchase. The withdrawal notice must:

         o specify the DTC Voluntary Offer Instruction (V.O.I.) Number, the name of the participant for whose account such Securities were tendered and such participant's account number at DTC to be credited with the withdrawn Securities;

         o contain a description of Securities to be withdrawn (including the principal amount to be withdrawn); and

         o be submitted through ATOP by such participant in the same manner as the Agent's Message, or be accompanied by evidence satisfactory to the Company, that the person withdrawing the tender has succeeded to the beneficial ownership of such Securities.

         Withdrawal of tenders of Securities may not be rescinded, and any Securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Properly withdrawn Securities may, however, be retendered by again following one of the procedures described in "Procedure for Tendering Securities And Delivering Consents" above at any time prior to the Withdrawal Deadline or the Expiration Time, as the case may be.

         Withdrawals of Securities and revocation of Consents can only be accomplished in accordance with the foregoing procedures. See "Procedure for Tendering Securities And Delivering Consents--Interpretation" for additional information regarding the validity and eligibility of a withdrawal of Securities and a revocation of Consents.

                         RISKS TO NON-TENDERING HOLDERS

         Neither the Company, the Dealer Manager, the Solicitation Agent, the Information Agent, the Tender Agent, the Trustee or their respective directors, employees or affiliates make any recommendation as to whether a Holder should tender or refrain from tendering any or all of its Securities and neither the Company, the Dealer Manager, the Solicitation Agent, the Information Agent, the Tender Agent, the Trustee or their respective directors, employees or affiliates have authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information included or incorporated by reference in this Offer to Purchase, consult with their own investment and tax advisors and make their own decision whether to tender Securities. In deciding whether to participate in the Offer, you should carefully consider the following, in addition to the other information contained in this Offer to Purchase.

The Company is not Tendering for all Outstanding Securities

         The amount available to fund the purchase of the Securities is limited to the Available Tender Amount. This amount will not be sufficient to purchase all of the Securities outstanding within the specified price range and therefore not all Securities outstanding, or possibly even tendered, will be accepted by the Company. Any Securities not purchased by the Company will be the obligation solely of the Company's remaining businesses following the Transaction.

Adverse Effect of the Proposed Amendments on Holders of the Securities

         If the Amendments are adopted and the Offer is consummated, Securities that are not tendered or purchased pursuant to the Offer will be subject to the terms of the Indenture, as modified by the Supplemental Indenture, as described under "The Amendments." As a result of the adoption of the Amendments, Holders of outstanding Securities will not be entitled to the benefits of certain of the restrictive covenants and certain events of default related to them contained in the Indenture and the Securities. The modifications of the Indenture that will be affected by the adoption of the Amendments will permit the Company to take actions that previously could not be taken under the Indenture and which could be adverse to the interests of Holders. See "The Amendments."

Adverse Effect on the Trading Market, the Market Price and Price Volatility of the Securities

         The Securities are listed on the Luxembourg Stock Exchange. The Securities are traded infrequently in transactions arranged through brokers, and no reliable pricing information for the Securities is available. Holders of Securities are urged to contact their brokers to obtain the best available information as to current market prices.

         To the extent that Securities are tendered and accepted in the Offer, the outstanding principal amount of Securities will be reduced. Any debt security with a smaller outstanding principal amount available for trading, commonly referred to as the "float," may experience less liquidity, more price volatility and generally lower prices than would a comparable debt security with a greater float. Therefore, the market price for Securities not tendered or purchased may be affected adversely to the extent the amount of Securities tendered and purchased pursuant to the Offer reduces the float of the Securities. In addition, upon the operativeness of the Amendments, specific covenants will be eliminated, which may adversely affect the market price for the Securities.

         The Company cannot assure you that an active market, or that any trading market, in the Securities will exist, or give you any assurance as to the price or prices at which the Securities may trade after the consummation of the Offer. The extent of the market for outstanding Securities following consummation of the Offer will depend, among other factors, upon the number of Holders that remain at such time and the interest in maintaining a market in the Securities on the part of securities firms.

Subsequent Repurchases of Securities

         The Company expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Securities that remain outstanding after the Expiration Time through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, upon such terms and at such prices as it may determine which may be more or less than the price paid pursuant to this Offer and Solicitation and may involve cash or non-cash consideration, or to exercise any of its rights under the Indenture, including the right to optionally redeem the remaining Securities after the consummation of the Offer.

No Ongoing Credit Facility

         The Company currently has a term loan Facility of (pound)100 million and a revolving credit Facility of (pound)50 million. Under the terms of the facilities, the Company is required to repay these facilities in full with the proceeds of the Transaction. The Company has entered into preliminary discussions with one of its senior lenders regarding the provision of an ongoing term loan facility and revolving credit facility following completion of the Transaction to meet the liquidity requirements of the remaining businesses. As of the date hereof, it is unlikely that such discussions will be concluded prior to the Settlement Date. Therefore, the Offer to Purchase will be consummated without ongoing or future senior debt facilities having been agreed or committed by the Company's senior lenders and there can be no assurance that any such facility will be obtained or, if obtained, what the size and terms will be.

Tax Considerations

         See "Certain U.S. Federal Income Tax Consequences" and "Certain U.K. And E.U. Tax Considerations" for a discussion of certain tax matters that should be considered in evaluating the Offer.

                           RISKS TO TENDERING HOLDERS

         Because the purpose of the Transaction and the Offer is to improve the Company's financial position, the prices at which the Securities trade after consummation of the Transaction may be higher than current trading prices and/or higher than the Total Consideration. In addition, if the Company is successful in completing the Transaction, and over time for any other reason its financial results could improve which could, in turn, result in an increase in the trading price of the Securities that are not tendered in the Offer. See "Unaudited Pro Forma Consolidated Financial Statements".

                             CONDITIONS TO THE OFFER

         Notwithstanding any other provision of the Offer, the Company will not be required to accept any Securities tendered pursuant to the Offer and may terminate, extend or amend the Offer, and the Company may, subject to Rule 14e-1 under the Exchange Act, postpone the acceptance of Securities so tendered if:

         o    the Transaction Condition shall not have been satisfied;

         o    the Consent Condition shall not have been satisfied; or

         o any of the General Conditions (as defined below) shall not have been satisfied.

         The "Transaction Condition" shall mean the consummation of the Transaction, which is subject to certain transaction specific and customary closing conditions.

         The "Consent Condition" shall mean receipt of the Requisite Consents with respect to the proposed Amendments and execution of the Supplemental Indenture providing for the proposed Amendments. See cover page, "The Offer" and "The Amendments."

         For purposes of the foregoing provisions, all of the "General Conditions" shall be deemed to have been satisfied unless any of the following conditions shall occur on or prior to the execution and effectiveness of the Supplemental Indenture and the consummation of the Transaction:

         (i) there shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer or the purchase of the Securities pursuant to the Offer, or otherwise relating to the Offer, that is, or is reasonably likely to be, in the sole judgment of the Company, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company or its subsidiaries;

         (ii) there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer, or that will, or is reasonably likely to, materially impair the contemplated benefits of the Offer to the Company, or otherwise result in the consummation of the Offer not being or reasonably likely not to be in the best interests of the Company;

         (iii) any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay the consummation of the Offer or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company or its subsidiaries;

         (iv) the Company shall not have obtained all consents, approvals, waivers or amendments from third parties necessary to permit the consummation of the Offer;

         (v) the Trustee shall have objected in any respect to, or taken any action that, in the sole judgment of the Company, could adversely affect the consummation of the Offer or the Company's ability to cause the proposed Amendments to become operative, or shall have taken any action that challenges the validity or effectiveness of the Supplemental Indenture or the procedures used by the Company, in soliciting the Consents to the proposed Amendments (including the form thereof) or in making the Offer or the acceptance of, or payment for, any of the

Securities or the Consents; or

         (vi) there shall have occurred (a) any general dispensation of or limitation on prices for trading in securities in the capital or financial markets, (b) any significant adverse change in the price of the Securities, (c) a material impairment of the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in Europe or other major financial markets or (e) any act of war or armed hostilities or other national or international calamity directly or indirectly involving Europe or the United States.

         The conditions to the Offer are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances giving rise to such conditions or may be waived by the Company, in whole or in part, at any time and from time to time, in its sole discretion, whether or not any other condition of the Offer is also waived. Any determination by the Company concerning the events described in this section shall be final and binding upon all persons. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

                       ACCEPTANCE FOR PAYMENT AND PAYMENT

         Upon the terms and subject to the conditions of the Offer, the Company will accept for payment any and all Securities that are validly tendered pursuant to the terms and subject to the conditions of the Offer, up to the Available Tender Amount, subject to pro-ration as described herein. The Company will be deemed to have accepted for payment tendered Securities if, as and when the Company gives written notice to the Tender Agent of its acceptance for payment of such Securities.

         Payment for Securities will be made by the Company in immediately available funds by deposit with DTC on the Settlement Date of the aggregate purchase price of such Securities accepted for purchase. Similarly, payment for the Aggregate Consent Payments will be made by the Company in immediately available funds by deposit with DTC on the Settlement Date. It is expected that, in accordance with DTC's standard procedures, DTC will transmit the aggregate purchase price and Consent Payments, as the case may be, in immediately available funds to each of its participant financial institutions holding the Securities accepted for purchase and/or with respect to which Consent Payments are due on behalf of the Holders for delivery to the Holders. Under no circumstances will any additional interest be payable by the Company due to any delay in the transmission of funds from DTC to the tendering Holders. The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of or payment for the Securities in order to comply, in whole or in part, with any applicable law.

         Securities tendered and Consents delivered pursuant to the Offer will be accepted only in principal amounts equal to US$1,000.00 or any integral multiple thereof. If, for any reason, acceptance for purchase of, or payment for, validly tendered Securities and validly delivered Consents pursuant to the Offer is delayed or the Company is unable to accept for purchase, or to pay for, validly tendered Securities or validly delivered Consents pursuant to the Offer, then the Tender Agent may, nevertheless, on behalf of the Company, retain tendered Securities and delivered Consents, without prejudice to the rights of the Company described under "Extension; Amendment and Termination," "Conditions to the Offer" and "Withdrawal of Tenders And Revocation of Related Consents" (subject to Rule 14e-1(c) under the Exchange Act).

                      EXTENSION, AMENDMENT AND TERMINATION

         The Company expressly reserves the right, at any time or from time to time, regardless of whether or not the conditions set forth in "Conditions to the Offer" shall have been satisfied, subject to applicable law:

         o to extend the Consent Payment Deadline or Expiration Time and retain any Securities that have been tendered pursuant to the Offer;

         o to waive any Condition to the Offer and accept all Securities previously tendered for purchase pursuant to the Offer;

         o    to amend the Offer in any respect; or

         o to terminate the Offer prior to the execution and effectiveness of the Supplemental Indenture and consummation of the Transaction and return the Securities tendered pursuant thereto;

in each case, by giving written notice of such extension, amendment or termination to DTC. If the Clearing Price is modified, the Offer will be extended to the extent necessary to permit it to remain open for at least 10 business days from the date that notice of such modification is first published or sent or given to Holders. Any waiver, amendment or modification of the Offer will apply to all Securities tendered pursuant to the Offer or Consents delivered pursuant to the Offer. If the Company makes a material change in the terms of the Offer or the information concerning the Offer in a manner determined by the Company in its sole discretion, to constitute a material adverse change to the Holders, the Company will disseminate additional material in respect of the Offer and will extend the Offer, in each case, to the extent required by law.

         There can be no assurance that the Company will exercise its right to extend the Consent Payment Deadline or Expiration Time. Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Consent Payment Deadline or Expiration Time, as the case may be. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to DTC, the Wall Street Journal and as soon as practicable, the Luxembourger Wort.

                                 THE AMENDMENTS

         A Holder validly tendering Securities will, by tendering such Securities, be consenting to the proposed Amendments described below to the Indenture under which the Securities were issued.

         The Amendments will, among other things, eliminate and/or modify the Company's obligation to comply with certain of the "restrictive covenants" and certain events of default related to them in the Indenture and add certain provisions to the Indenture which, with respect to the Transaction, would waive the applicability of: (a) Section 5.06 (Asset Sales), (b) Section 5.08 (Change of Control), (c) Section 6.01 (Merger, Consolidation or Sale of All or Substantially All Assets) and (d) any other provision of the Indenture that as a result of the consummation of the Transaction would require the making of an offer to purchase or redeem the Securities, or whose contravention would result in a default under the Indenture, with respect to the Transaction.

         The Amendments will, in substance, add the following provisions to the
Indenture:

         o    Section 5.17 (Waiver of Applicability of Covenants); and

         o    The definition of the term "Transaction" to Section 1.01.

        The Amendments will, in substance, modify the following sections of the Indenture with respect to the Securities:

         o    Section 5.02(b), (c) (Reports to Holders).

         The Amendments will, in substance, eliminate the following sections of the Indenture with respect to the Securities:

         o    Section 5.08 (Change of Control);

         o Section 6.01 (Merger, Consolidation or Sale of All or Substantially All Assets); and

         o    Section 7.01(3) (Events of Default).

         Certain definitions (Section 1.01) and other provisions in the Indenture also will be added, amended, modified or deleted, as appropriate, to make changes consistent with the foregoing.

         The Amendments to the Indenture constitute a single proposal and a consenting Holder must consent to the Amendments to the Indenture as an entirety and may not consent electively with respect to certain of such Amendments. The Amendments to the Indenture are more fully described in Annex A.

         The Amendments to the Indenture will be set forth in the Supplemental Indenture that will be executed and will become operative promptly following the Withdrawal Deadline, provided the Company has received the Requisite

Consents. If the Amendments to the Indenture become operative, the Holders will be bound thereby. However, if after the execution of the Supplemental Indenture pursuant to this Offer to Purchase, the Offer is terminated or withdrawn by the Company, the Securities are not accepted for payment or the conditions to the Offer (see "Conditions to the Offer") are not satisfied or waived, then the Supplemental Indenture will become inoperative and the original terms of the Indenture will be reinstated.

         The foregoing is qualified in its entirety by reference to the Indenture and the form of Supplemental Indenture, copies of which can be obtained without charge from the Information Agent.

                              AVAILABLE INFORMATION

         The Company currently is either subject to the reporting requirements under the Exchange Act or is required to file with the U.S. Securities and Exchange Commission (the "Commission") pursuant to the Indenture and, in accordance therewith, annual, quarterly and other reports are furnished to the Commission. Such reports and other information (including the documents incorporated by reference into this Offer to Purchase) may be inspected and copied at the Commission's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and on the Commission's Internet website at http://www.sec.gov. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address. The Company's filings are also available to the public at the Commission's website at http://www.sec.gov.

         In addition, the Company currently files annual and periodic reports and furnishes other information with the Luxembourg Stock Exchange in accordance with the listing requirements of such exchange. These reports and other information are available upon request from Kredietbank S.A. Luxembourgeoise, 43 Boluevard Royal, L-2955, Luxembourg.

                           INCORPORATION BY REFERENCE

         The Company "incorporates by reference" into this Offer to Purchase certain information it files with the Securities and Exchange Commission (the "Commission"), which means that the Company can disclose important information to you by referring you to those documents. Any information that the Company files with the Commission after the date of this Offer to Purchase and prior to the Expiration Time will automatically update this Offer to Purchase. Any information included directly in this Offer to Purchase updates and supersedes any information previously filed with the Commission. The information incorporated by reference, as updated, is an important part of this Offer to Purchase.

         The Company incorporates by reference the following information it files with the Commission:

         o Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on May 20, 2004;

         o    Report on Form 6-K filed on May 21, 2004;

         o    Report on Form 6-K filed on August 11, 2004;

         o    Report on Form 6-K filed on November 4, 2004;

         o    Report on Form 6-K filed on December 15, 2004; and

         o    Report on Form 6-K filed on December 27, 2004.

         The Company also incorporates by reference all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the Expiration Time.

         You may request a copy of any of the filings listed above (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning the Company at the following address and telephone number:

                                Avecia Group plc
                                   P.O. Box 42
                                  Hexagon House

                              Blackley, Manchester
                                     M9 8ZS
                                     England

                     Attention: Public Affairs Group Manager
                                +44 161 721 2890

                           FORWARD-LOOKING STATEMENTS

         Certain statements included in this document which are not statements of historical fact, including but not limited to those identified with the words "expect," "will" or "look" are intended to be identified as "forward-looking statements," as defined in the Exchange Act and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future result, performance or achievement expressed or implied by such forward-looking statement. Such factors include, among others, changes in general economic conditions in the United States and Europe; the failure of market conditions in the major industry sectors and regions we operate in; the failure of our products to perform as anticipated, including the continued development of an outsourcing market in pharmaceutical intermediaries; the highly competitive nature of diverse specialty chemical markets and competition from generic manufacturers; our technological and manufacturing assets and our ability to utilize them to further increase sales and the profitability of our businesses; our ability to retain existing and obtain new customers; risks related to environmental costs, liabilities and claims; and other factors mentioned in other documents filed by the Company with the Commission. The Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

         The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders (as defined below) who tender Securities pursuant to the Offer to Purchase and the consequences of the adoption of the Amendments to Non-Tendering U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, judicial decisions, administrative rulings and U.S. Internal Revenue Service ("IRS") practice, all as in effect as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. The Company has not sought any ruling from the IRS or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

         This discussion is intended for general information only and, as such, does not address all of the tax considerations that may be important to particular Holders in light of their particular circumstances. This summary discusses only Securities held as capital assets within the meaning of Section 1221 of the Code. This summary does not apply to Holders that may be subject to special tax rules, including, without limitation, persons subject to the alternative minimum tax, U.S. expatriates, banks, insurance companies, financial institutions, tax-exempt organizations, persons owning (directly, indirectly or by attribution) 10% or more of the outstanding share capital or voting stock of the Company, persons who use the mark-to-market method of accounting, securities broker-dealers, persons holding the Securities as a position in a hedging transaction, straddle, or conversion transaction, or persons having a functional currency other than the U.S. dollar. Such Holders may be subject to U.S. federal income tax consequences different from those set forth below.

         If a partnership holds Securities, the tax treatment of a partner generally will depend upon the status of the partners and the activities of the partnership. A partner in a partnership that holds the Securities is urged to consult its own tax advisor regarding the specific tax consequences of the Offer.

         For purposes of this section, a "U.S. Holder" is a beneficial owner of a Security that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

HOLDERS OF SECURITIES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER

TAXING JURISDICTION.

Tender of Securities

         The sale of a Security by a U.S. Holder pursuant to the Offer to Purchase generally will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion of the market discount rules set forth below, a U.S. Holder selling Securities pursuant to the Offer to Purchase generally will recognize capital gain or loss in an amount equal to the difference between the total amount of cash received as consideration (other than amounts received attributable to accrued interest not yet included in income, which will be taxable as foreign source ordinary interest income in accordance with a Holder's regular method of tax accounting) and the U.S. Holder's adjusted tax basis in the tendered Securities at the time of sale. A U.S. Holder's adjusted tax basis in the tendered Securities generally will equal the cost of the tendered Securities to such U.S. Holder, increased by the amount of any market discount previously taken into income by the U.S. Holder, and reduced by the amount of any amortizable bond premium previously amortized by the U.S. Holder with respect to the tendered Securities. The gain or loss generally will be U.S. source capital gain or loss, and generally will be treated as long-term capital gain or loss if the tendered Securities have been held for more than one year at the time of the sale. The deductibility of capital losses is subject to significant limitations.

         U.S. Holders that have purchased Securities at different times for different prices should consult their tax advisors with respect to the procedures for determining gain or loss.

Market Discount

         An exception to the capital gain treatment described above may apply to a U.S. Holder who purchased the Securities at a "market discount." In general, a U.S. Holder is considered to have acquired a debt instrument with "market discount" if the Holder's tax basis in the debt instrument immediately after its acquisition is less than the stated redemption price of the Security at maturity (unless the amount of market discount is less than a specified de minimis amount, in which case the market discount is considered to be zero). In general, unless the U.S. Holder has elected to include market discount in income currently as it accrues, any gain recognized by a U.S. Holder on the sale of debt instruments having market discount will be treated as ordinary income to the extent of the lesser of (i) the gain recognized or (ii) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant-yield basis) but has not yet been taken into income while those debt instruments were held by the U.S. Holder. Gain in excess of such accrued market discount will be subject to the capital gains rules described above.

Consent Payment

         The U.S. federal income tax treatment of the Consent Payment is not entirely clear. The receipt of a Consent Payment by a U.S. Holder may be treated for U.S. federal income tax purposes either as (i) additional consideration in exchange for the Securities, in which case such amount would be taken into account in determining the amount of gain or loss on the sale, or (ii) separate consideration for consenting to the Amendments, in which case such amount would constitute ordinary income to the U.S. Holder. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax treatment of a Consent Payment.

Continued Ownership of Securities

         Under U.S. Treasury Regulation Section 1.1001-3 (the "Regulation"), the modification of a debt instrument will result in a deemed exchange of the original instrument for a modified instrument (upon which gain or loss may be recognized) if the modification constitutes a "significant modification" for U.S. federal income tax purposes. The Regulation provides, in pertinent part, that modifications that alter customary accounting or financial covenants are not significant modifications. As a result, although the matter is not free from doubt, the Company believes that the adoption of the Amendments should not constitute a "significant" modification of the Securities and therefore should not result in a deemed exchange. Thus, U.S. Holders that do not tender any or all of their Securities pursuant to the Offer to Purchase ("Non-Tendering U.S. Holders") should have the same adjusted tax basis and holding period in their retained Securities following the adoption of the Amendments as the Non-Tendering U.S. Holders had in such retained Securities immediately prior to the adoption of the Amendments.

Information Reporting and Backup Withholding

         Payments of interest on and proceeds from the sale of the Securities (including the Consent Payment) may be subject to information reporting to the IRS and backup withholding at a current rate of 28%. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders, who are not otherwise exempt from backup withholding, that receive payment through a brokerage account or other intermediary are advised to ensure that they provide (or have previously provided) to such broker or intermediary a duly completed and valid IRS Form W-9 prior to payment. Persons in doubt as to the necessity of furnishing this form should consult their own tax advisors.

         Backup withholding is not an additional tax. Amounts withheld under the backup withholding tax rules may be credited against that Holder's U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

                     CERTAIN U.K. AND E.U. TAX CONSEQUENCES

         The following is a summary of the Company's understanding of current law and practice in the United Kingdom relating to certain U.K. tax consequences for Holders of Securities who tender Securities pursuant to the Tender Offer and Consent Solicitation. It applies only to Holders who are the absolute beneficial owners of those Securities. It does not apply to certain classes of person (such as dealers and persons connected with the Company) to whom special rules may apply. Holders (particularly those that may be subject to tax in a jurisdiction other than the United Kingdom) should in any event consult their own professional advisers with regard to their tax position.

         The U.K. tax consequences under current law and practice for Holders who do not tender Securities pursuant to the Tender Offer and Consent Solicitation are considered briefly below. However all such Holders should consult their own professional advisers with regard to any effect that the Amendments (if they are adopted), and/or any action undertaken by the Company after consummation of the Tender Offer and Consent Solicitation, may have on their tax position.

Consequences to Tendering Holders of Securities

Interest on the Securities (including Accrued Interest)

         Payment of Interest on the Securities. Payment of interest on the Securities may be made without withholding or deduction for or on account of U.K. tax while the Securities remain listed on a "recognised stock exchange" as defined in section 841 of the Income and Corporation Taxes Act 1988. The Luxembourg Stock Exchange is a "recognised stock exchange" for these purposes. The Securities will satisfy the requirement of being listed on a "recognised stock exchange" if and so long as they are listed by a competent authority in Luxembourg and admitted to trading on the Luxembourg Stock Exchange.

         Interest on the Securities may also be paid without withholding or deduction for or on account of U.K. tax where the Company reasonably believes (and any person by or through whom interest on the Securities is paid reasonably believes) that the beneficial owner is a company within the charge to U.K. corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction, the effect of which is that such payment may not be made without such withholding or deduction.

         In all other cases, an amount must be withheld from payments of interest on the Securities on account of U.K. income tax at the lower rate (currently 20%), subject to the availability of relief under an applicable double tax treaty or other relief.

         Holders of Securities who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

         Further United Kingdom Tax Issues. Interest on the Securities constitutes U.K. source income for tax purposes and, as such, may be subject to income tax direct assessment even where paid without withholding.

         However, interest with a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a Holder of Securities (other than certain trustees) who is not resident for tax purposes in the United Kingdom unless the Holder of the Securities is (a) a company which carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom or, (b) if not such a company, carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom, and in either case the interest is received in connection with, or the Securities are attributable to, that permanent establishment, branch or agency. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such Holders of Securities.

The Consent Payment - Withholding Tax

         The applicable Consent Payment will be payable without withholding or deduction on account of U.K. tax.

U.K. Corporation Tax Payers

         The acceptance of the Tender Offer will constitute a disposal of the tendered Securities. In general, Holders of Securities that are within the charge to U.K. corporation tax will recognize for the purposes of U.K. corporation tax on income all returns, profits, gains or losses arising from, and fluctuations in value arising in connection with, their tendered Securities including their disposal (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment.

Other U.K. Tax Payers

         Taxation of chargeable gains. The acceptance of the Tender Offer will constitute a disposal of the tendered Securities. A disposal of Securities by a Holder who is not within the charge to U.K. corporation tax but who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the Securities are attributable may give rise to a chargeable gain or an allowable loss for the purposes of the U.K. taxation of chargeable gains. It should be noted that, in calculating any chargeable gain or allowable loss arising on a disposal of Securities, the Consent Payment should be treated as part of the disposal proceeds received for the Securities. It should also be noted that, in calculating any such gain or loss arising on such a disposal, sterling values are compared at acquisition and disposal. Accordingly, a chargeable gain may arise on disposal even where the U.S. dollar proceeds are less than, or equal to, the amount in U.S. dollars paid to acquire the Securities.

         Taxation as income. The acceptance of the Tender Offer will constitute a disposal of the tendered Securities. On a disposal of Securities by a Holder who is not within the charge to U.K. corporation tax, but who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the Securities are attributable, any interest which has accrued since the last interest payment date may be chargeable to tax as income under the rules of the accrued income scheme as set out in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988. Holders are in any event advised to consult their own professional advisers with regard to the potential consequences of the application of the accrued income scheme.

         Stamp Duty and Stamp Duty Reserve Tax. The acceptance of the Tender Offer will constitute a disposal of the tendered Securities. No U.K. stamp duty or stamp duty reserve tax will be payable by Holders of Securities on the disposal of their Securities pursuant to the Tender Offer.

Consequences to Non-Tendering Holders of Securities

         For Holders of Securities who do not tender any or all of their Securities pursuant to the Tender Offer there may be adverse U.K. tax consequences arising if the Amendments outlined herein are adopted and/or the Company undertakes certain actions after the consummation of the Tender Offer and Consent Solicitation.

Interest on the Securities

         Payment of Interest on the Securities. Payment of interest on the Securities may be made without withholding or deduction for or on account of U.K. tax while the Securities remain listed on a "recognised stock exchange" as defined in section 841 of the Income and Corporation Taxes Act 1988. The Luxembourg Stock Exchange is a "recognised stock exchange" for these purposes. The Securities will satisfy the requirement of being listed on a "recognised stock exchange" if and so long as they are listed by a competent authority in Luxembourg and admitted to trading on the Luxembourg Stock Exchange.

         Interest on the Securities may also be paid without withholding or deduction for or on account of U.K. tax where the Company reasonably believes (and any person by or through whom interest on the Securities is paid reasonably believes) that the beneficial owner is a company within the charge to U.K. corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction, the effect of which is that such payment may not be made without such withholding or deduction.

         In all other cases (and in particular if at any time the Company de-lists the Securities from the Luxembourg Stock Exchange without listing them on another "recognised stock exchange"), an amount must be withheld from payments of interest on the Securities on account of U.K. income tax at the lower rate (currently 20%), subject to the availability of relief under an applicable double tax treaty or other relief.

         Holders of Securities who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

U.K. Corporation Tax Payers

         Holders of Securities within the charge to U.K. corporation tax in respect of the Securities should recognize as income any return, profit, gain or loss arising from, or fluctuation in value arising in connection with, their retained Securities (whether attributable to currency fluctuations or otherwise) as a result of the variation in the terms of the Securities pursuant to the Amendments outlined herein broadly in accordance with their statutory accounting treatment.

Other U.K. Tax Payers

         Taxation of chargeable gains. The variation in the terms of the Securities pursuant to the Amendments outlined herein should not give rise to a disposal of retained Securities by a Holder who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the Securities are attributable for the purposes of U.K. taxation of chargeable gains.

         Taxation as income. The variation in the terms of the Securities pursuant to the Amendments outlined herein may constitute a transfer of the retained Securities by a Holder who is not within the charge to U.K. corporation tax but who is resident or ordinarily resident in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the retained Securities are attributable, for the purposes of the accrued income scheme as set out in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988 with the result that any interest which has accrued since the last interest payment date may be chargeable to tax as income under the rules of that scheme. Holders are in any event advised to consult their own professional advisers with regard to the potential consequences of the application of the accrued income scheme.

Stamp Duty and Stamp Duty Reserve Tax

         No U.K. stamp duty or stamp duty reserve tax should be payable by Holders of Securities solely as a result of the adoption of the Amendments outlined herein.

EU Directive on the Taxation of Savings Income

         The European Union has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

     DEALER MANAGER, SOLICITATION AGENT, INFORMATION AGENT AND TENDER AGENT

         The Company has retained Goldman, Sachs & Co. to act as Dealer Manager (the "Dealer Manager") and Solicitation Agent (the "Solicitation Agent") and Global Bondholder Services Corporation to act as Information Agent (the "Information Agent") and Tender Agent (the "Tender Agent"). The Company has agreed to pay the Information Agent and the Tender Agent customary fees for their services in connection with the Offer to Purchase. The Company has also agreed to pay the Dealer Manager reasonable customary fees for its services as Dealer Manager in connection with the Offer and to reimburse the Dealer Manager, Information Agent and Tender Agent for their reasonable out-of-pocket expenses (including, with respect to the Dealer Manager, the reasonable fees and expenses of its counsel) and to indemnify the Dealer Manager against certain liabilities, including liabilities under U.S.

federal securities laws.

         Tendering Holders will not be obligated to pay brokerage fees or expenses of the Dealer Manager, the Solicitation Agent, the Information Agent, the Tender Agent or DTC.

         The Dealer Manager and Solicitation Agent, in the ordinary course of its business, makes markets in securities of the Company, including the Securities. As a result, from time to time, the Dealer Manager and Solicitation Agent may own certain of the Company's securities, including the Securities. In addition, the Dealer Manager and Solicitation Agent and its affiliates have performed or may perform various investment banking, commercial lending and financial advisory services for the Company, including in connection with the Transactions, for which they receive customary compensation.

         None of the Dealer Manager, the Solicitation Agent, the Information Agent, the Tender Agent, the Trustee or their respective directors, employees or affiliates assume any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates or the Securities contained in this Offer to Purchase or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

         Any questions or requests for assistance or for additional copies of this Offer to Purchase or related documents may be directed to the Information Agent or the Luxembourg Agent at their respective telephone numbers on the last page of this Offer to Purchase. A Holder may also contact the Dealer Manager and Solicitation Agent at the telephone number set forth on the last page of this Offer to Purchase or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer to Purchase.

                                  MISCELLANEOUS

         We are not aware of any jurisdiction where the making of the Tender Offer or the Consent Solicitation is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the Tender Offer or the Consent Solicitation would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or may seek to have such laws declared inapplicable to the Tender Offer and the Consent Solicitation. If, after such good faith effort, we cannot comply with any such applicable laws, the Tender Offer or the Consent Solicitation will not be made to (nor will tenders or Consents be accepted from or on behalf of) the Holders residing in each such jurisdiction.

                                                                         ANNEX A


                                 THE AMENDMENTS


         The following definition is proposed to be added to Section 1.01 of the
Indenture:

         ""Transaction" means the sale of the Company's NeoResins business to Koninklijke DSM N.V. as announced by the Company on December 14, 2004."

The following section is proposed to be added to the Indenture:

"Section 5.17  Waiver of Application of Covenants

         Application of any and all of the following sections of the Indenture is waived with respect to the Transaction: (a) Section 5.06, (b) Section 5.08,
(c) Section 6.01 and (d) any other provision of the Indenture that as a result of the consummation of the Transaction would require a payment or the making of an offer to purchase or redeem the Notes, or whose contravention would result in a Default or Event of Default under the Indenture."

         The following sections are proposed to be modified as set forth below:

Section 5.02. Maintenance of Office or Agency; Report to Holders.

         (b) The Company will (i) make available to the investor website service maintained by Bloomberg L.P. (or if such service website is no longer maintained or accessible for these purposes, a similar service), (ii) post on its website or (iii) file with the SEC, and in any case provide the Trustee upon its request, the following reports, whether or not required by the rules and regulations of the SEC: (x) within 120 days following the end of each fiscal year of the Company, all annual financial information that would be required to be contained in a filing with the SEC on Form 20-F (or any successor form) if the Company were required to file such Form, prepared in accordance with GAAP consistently applied, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual financial information, a report thereon by the Company's certified public accountants, provided, that the Company shall not be required to include (1) any reconciliation of any line item to US GAAP nor any other US GAAP disclosures nor any audit under US generally accepted auditing standards, (2) the disclosures required by item 15 (Controls and Procedures), Item 16A (Audit Committee Financial Expert), and Item 16B (Code of Ethics), (3) the disclosure required by
Section 404 of the Sarbanes-Oxley Act 2002, (4) the exhibits required by a Form 20-F (including for the avoidance of doubt, certificates of relevant officers of the Company required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002), or (5) separate financial statement for any of its Affiliates, even if such statement would be required to be included on Form 20-F pursuant to a rule or rules under Regulation S-X as promulgated by the Commission and (y) within 60 days following the end of the first three fiscal quarters in each fiscal year of the Company, unaudited consolidated financial statements for the Company for the quarterly period then ended prepared in accordance with GAAP (which need not contain any reconciliation to U.S. GAAP) consistently applied, together with footnote disclosures and a "Management's Discussion and Analysis of Financial Condition and Results of Operations" substantially as would be required to be contained in a filing with the Commission on Form 10-Q (or any successor form) for such period if the Company were required to file such form, provided, that, for the avoidance of doubt, the Company shall not be required to include (1) any reconciliation of any line item to US GAAP or the disclosures required by Item 4 (Controls and Procedures), (2) the exhibits required by such form (including, for the avoidance of doubt, certificates of relevant officers of the Company required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002), or (3) any review of its quarterly financial statements by the Company's certified public accountant's.

         (c) In addition, the Company shall furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Act by Persons not "affiliates" under the Securities Act.

         The following sections are proposed to be deleted from the Indenture:

Section 5.08. Change of Control.

         (a) Upon the occurrence of a Change of Control, unless all Notes have been called for redemption pursuant to Article 4, each Holder shall have the right to require the Company to repurchase all or any part (equal to US$1,000 or an integral multiple thereof) of such Holder's Notes pursuant to an offer (the "Change of Control Offer") at an offer price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Amounts (if any) to the date of purchase (and in the case of Definitive Notes, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date and Additional Amounts (if any) in respect thereof).

         (b) The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 5.08 applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

         (c) In the event that the Company shall be required to commence a Change of Control Offer, the Company shall:

              (1) Within 30 days after any Change of Control (unless notice of redemption of all Notes has then been given pursuant to Article 4), the Company shall (x) commence a Change of Control Offer, which shall remain open for a period of at least 30 but not more than 60 Business Days following its commencement (the "Change of Control Offer Period") and (y) deliver written notice of such Change of Control Offer to the Trustee and, so long as any Global Notes are outstanding, publish a notice of a Change of Control Offer in a leading newspaper having a general circulation in The City of New York (which is expected to be The Wall Street Journal) and, in the case of Definitive Notes, mail a notice to each Holder (and, in either case, if and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange shall so require, a newspaper having general daily circulation in Luxembourg (which is expected to be the Luxemburger Wort), in each case with a copy to the Trustee, which notice shall contain (or, in the case of notice by publication, which notice shall contain instructions on how to obtain from the Company) all instructions and materials necessary to enable such Holders to tender Notes pursuant to such Change of Control Offer. The notice, which shall govern the terms of the Change of Control Offer, shall describe the transaction or transactions that constitute the Change of Control and shall state:

                   (a) that the Change of Control Offer is being made pursuant to this Section 5.08;

                   (b) that the Company is required to offer to repurchase all of the outstanding principal amount of Notes, the purchase price and, that on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is first published or, where relevant, mailed (except as may otherwise be required by applicable law) (the "Change of Control Payment Date") the Company shall repurchase all Notes validly tendered and not withdrawn pursuant to this Section 5.08;

                   (c) that any Note not so tendered or not accepted for payment pursuant to the Change of Control Offer shall continue to accrue interest;

                   (d) that, unless the Company defaults in making such payment,
              Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;

                   (e) that Holders electing to have a Note purchased pursuant to a Change of Control Offer may elect to have all or any portion (equal to US$1,000 or integral multiples thereof) of such Note purchased;

                   (f) that Holders electing to have a Note or portions thereof represented by a Global Note purchased pursuant to a Change of Control Offer shall be required to cause presentation of the relevant Global Note to a Paying Agent at its address specified in the notice prior to the close of business on a date specified in such notice that is prior to the Change of Control Payment Date (but which may not be more than five Business Days prior to the Change of Control Payment Date);

                   (g) that Holders electing to have a Definitive Note or a
              portion thereof purchased pursuant to a Change of Control Offer shall be required to surrender the Definitive Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to a Paying Agent at its address specified in the notice prior to the close of business on a date specified in such notice that is prior to the Change of Control Payment Date (but which may not be more than five Business Days prior to the Change of Control Payment Date);

                   (h) that Holders shall be entitled to withdraw their election if the Company or the Paying Agent, as the case may be, receives, not later than the expiration of the Change of Control Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note or portion thereof the Holder surrendered or caused to be presented for purchase and a statement that such Holder is withdrawing its election to have such Note or portion thereof purchased;

                   (i) that Holders whose Definitive Notes are purchased only in part shall be issued new Definitive Notes by the Paying Agent to whom the original Definitive Note was surrendered, equal in principal amount to the unpurchased portion of the Definitive Notes surrendered; and

                   (j) the ISIN, CUSIP, CINS and Common Code numbers, if any, printed on the Notes being repurchased and that no representation is made as to the correctness or accuracy of the ISIN, CUSIP, CINS and Common Code numbers, if any, listed in such notice or printed on such Notes.

              (2) On the Change of Control Payment Date, the Company shall to the extent lawful, (a) accept for payment the Notes or portions thereof properly tendered pursuant to Change of Control Offer and not thereafter withdrawn, (b) deposit with the relevant Paying Agent an amount equal to the payment required in respect of all Notes or portions thereof so tendered and (c) deliver or cause to be delivered to the Trustee the Definitive Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof purchased by the Company.

              (3) The relevant Paying Agent shall promptly (1) in respect of Global Notes, pay to the bearer of a Global Note the Change of Control Payment relating thereto or (2) in the case of Definitive Notes, pay to each Holder the Change of Control Payment for such Note and promptly deliver at the office of a Paying Agent or (at the risk and, if mailed at the request of the Holder otherwise than by ordinary uninsured mail, at the expense of the Holder) send by mail to the Holder a new Definitive Note equal in principal amount to the unpurchased portion of the Note surrendered, if any, provided that each new Definitive Note will be in a principal amount of $1,000 or an integral multiple thereof.

              (4) Each such payment in respect of Notes represented by a Global Note will be made against presentation and surrender (or in the case of part payment only, endorsement) of such Global Note at the specified office of a Paying Agent, at the option of the bearer thereof, by check drawn on, or by transfer to an account maintained by the payee with, a branch of a bank in London. Each such payment in respect of Definitive Notes will be made against presentation and surrender (or, in the case of part payment only, endorsement) of the relevant Definitive Note at the office of such Paying Agent by check drawn on a branch of a bank in London and mailed on the Change of Control Payment Date to the Holder of the Note transferred at the address specified in the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note or, if so elected in such form, by transfer on the Change of Control Payment Date to an account maintained by the payee with a branch of a bank in London. The Company shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         If the Company complies with the provisions of the preceding clause
(1), on and after the Change of Control Offer Payment Date interest shall cease to accrue on the Notes or the portions of Notes repurchased. If a Definitive
Note is repurchased on or after an interest record date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note accepted is not repurchased upon surrender because of the failure of the Company to comply with the preceding clause (1), interest shall be paid on the unpaid principal and premium and Additional Amounts, if any, from the Change of Control Payment Date until such principal, premium and Additional Amounts, if any, are paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 5.01 hereof.

         (d) The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other applicable securities laws or regulations, including any securities laws of the United Kingdom the requirements of any securities exchange on which the Notes are listed, to the extent such laws, regulations or requirements are applicable in connection with the repurchase of Notes pursuant to this Section 5.08. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of this Section 5.08, the Company shall comply with such applicable laws or regulations and shall not be deemed to have breached its obligations under this Section 5.08 by virtue thereof.

                                    ARTICLE 6
                                SUCCESSOR ENTITY

Section 6.01. Merger, Consolidation or Sale of All or Substantially All Assets.

         (a) The Company may not, directly or indirectly, (1) consolidate or merge with or into (whether or not the Company is the surviving corporation), or
(2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless:

              (1) the Company is (a) the surviving corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (the "Successor Entity") is a corporation organized or existing under the laws of the United Kingdom, any country that is a member of the European Union at the time or the United States of America, any state thereof or the District of Columbia (each, an "Eligible Jurisdiction");

              (2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and this Indenture (including the due and punctual payment of all Additional Amounts), as the case may be, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

              (3) immediately after such transaction no Default or Event of Default exists;

              (4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made shall, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, either (a) be permitted to incur at least (pound)1.00 of additional Debt pursuant to
         Section 5.03(a) or (b) have a Fixed Charge Coverage Ratio at least equal to the Fixed Charge Coverage Ratio of the Company for such four-quarter reference period; and

              (5) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture.

         (b) Notwithstanding the foregoing, (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company, and (2) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another Eligible Jurisdiction.


         The following clause is proposed to be deleted from Section 7.01, "Events of Default":

         (3) Failure by the Company (or the Guarantor, to the extent applicable to it) (A) to comply with Section 6.01 or (B) for a period of 30 days after receipt of written notice specifying such a failure, stating that such notice is a "Notice of Default" under this Indenture and demanding that the Company remedy the same, shall have been given by registered or certified mail, return receipt requested, to the Company by the Trustee, or the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with Sections 5.03, 5.04, 5.05, 5.06, 5.07, 5.08, 5.11,
5.12 and 5.13.

  The Information Agent and Tender Agent for the Offer and the Solicitation is:



                     Global Bondholder Services Corporation

                             65 Broadway - Suite 704
                               New York, NY 10006
                                       USA
                          Attention: Corporate Actions

                    Banks and Brokers call: +1 (212) 430 3774
                          Toll Free: +1 (866) 294 2200

                                  By Facsimile
                        (for Eligible Institutions only):
                                 (212) 430-3775


                                  Confirmation:
                                 (212) 430-3774


       By Mail:               By Overnight Courier:            By Hand:
65 Broadway - Suite 704      65 Broadway - Suite 704     65 Broadway - Suite 704
  New York, NY 10006           New York, NY 10006          New York, NY 10006
        USA                            USA                         USA


           The Luxembourg Agent for the Offer and the Solicitation is:

                        Kredietbank S.A. Luxembourgeoise
                               43 Boulevard Royal
                                     L-2955
                                   Luxembourg
                     Attention: Corporate Trust and Agencies
                           Telephone: +352 47 97 3935
                          By Facsimile: +352 4797 73951


Any questions or requests for assistance or for additional copies of this Offer to Purchase or related documents may be directed to the Information Agent or the Luxembourg Agent at their respective telephone numbers set forth above. A Holder may also contact the Dealer Manager, Solicitation Agent and the Luxembourg Agent at their respective telephone numbers set forth below or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.



             The Dealer Manager for the Offer and Solicitation Agent
                            for the Solicitation is:


                              Goldman, Sachs & Co.
                           Liability Management Group
                           29th Floor, 85 Broad Street
                               New York, NY 10004
                                       USA
                          Toll Free: +1 (800) 828 3128
                           Collect: +1 (212) 357 3019
                     Attention: Credit Liability Management

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Avecia Group plc



Date: January 4, 2005                       By:    /s/ Derrick Nicholson
                                                   -----------------------------
                                            Name:  Derrick Nicholson
                                            Title: Chief Financial Officer